     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 1997

                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                             BOSTON CHICKEN, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


               DELAWARE                              36-3904053
     (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

                           14103 DENVER WEST PARKWAY
                          GOLDEN, COLORADO 80401-4086
                                (303) 278-9500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                               MARK W. STEPHENS
            VICE CHAIRMAN OF THE BOARD AND CHIEF FINANCIAL OFFICER
                             BOSTON CHICKEN, INC.
                           14103 DENVER WEST PARKWAY
                          GOLDEN, COLORADO 80401-4086
                                (303) 278-9500
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
          PATRICK J. MALONEY                      DAVID A. SCHUETTE
          BELL, BOYD & LLOYD                    MAYER, BROWN & PLATT
        70 WEST MADISON STREET                190 SOUTH LASALLE STREET
        CHICAGO, ILLINOIS 60602                CHICAGO, ILLINOIS 60603
            (312) 372-1121                         (312) 782-0600

                                --------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                             PROPOSED       PROPOSED
 TITLE OF EACH CLASS OF                      MAXIMUM         MAXIMUM      AMOUNT OF
    SECURITIES TO BE         AMOUNT TO    OFFERING PRICE    AGGREGATE    REGISTRATION
       REGISTERED          BE REGISTERED     PER UNIT    OFFERING PRICE      FEE
-------------------------------------------------------------------------------------
Convertible Subordinated
 Debentures due 2004....  $287,500,000(1)    100%(2)     $287,500,000(2)   $87,122
-------------------------------------------------------------------------------------
Common Stock, $.01 par          (3)            --              --            --
 value..................
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes $37,500,000 principal amount of Convertible Subordinated Debentures due 2004 (the "Debentures") which may be purchased pursuant to an over-allotment option granted by the Registrant to the Underwriters.
(2) Estimated solely for purpose of calculating the registration fee.
(3) Includes such indeterminate number of shares of Common Stock as may be issuable upon conversion of the Debentures registered hereby.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MARCH 7, 1997

PROSPECTUS

                                  $250,000,000

                              BOSTON CHICKEN, INC.

[LOGO OF BOSTON MARKET]

                   % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004



                                  -----------
  The     % Convertible Subordinated Debentures due 2004 (the "Debentures") of
Boston Chicken, Inc., a Delaware corporation (the "Company"), offered hereby will be convertible at any time prior to maturity, unless previously redeemed, into shares of common stock, $.01 par value per share, of the Company ("Common
Stock") at a conversion price of $     per share, subject to adjustment under
certain conditions. The Common Stock is traded on the Nasdaq National Market under the symbol "BOST". On March 5, 1997, the last sale price of the Common Stock as reported on the Nasdaq National Market was $32 1/4 per share. Interest
on the Debentures will be payable semi-annually on      and      of each year,
commencing             , 1997.

  The Debentures are not redeemable prior to          , 2000. Thereafter, the
Debentures are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at the redemption prices set forth herein, plus accrued interest. Upon a Change in Control, holders of Debentures will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or any part of their Debentures at the principal amount thereof plus accrued and unpaid interest. See "Description of Debentures".

  The Debentures will be subordinate in right of payment to all existing and future Senior Indebtedness of the Company. As of March 3, 1997, the Company had approximately $282.0 million of indebtedness outstanding (excluding accrued interest thereon) that would have constituted Senior Indebtedness. The Debentures will rank pari passu with the Company's Liquid Yield Option Notes due 2015 (the "LYONs") and 4 1/2% Debentures due 2004 (the "4 1/2% Debentures"). Following completion of this offering, the Company anticipates it will call for the redemption of its 4 1/2% Debentures in accordance with the terms of the indenture related thereto. See "Use of Proceeds," "Capitalization" and "Description of Debentures--Subordination of Debentures". Application will be made for the quotation of the Debentures on the Nasdaq SmallCap Market.

  SEE "RISK FACTORS" ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             PRICE TO          UNDERWRITING         PROCEEDS TO
                             PUBLIC(1)          DISCOUNT(2)         COMPANY(3)
-------------------------------------------------------------------------------
Per Debenture..........         100%                   %                   %
-------------------------------------------------------------------------------
Total(4)...............    $250,000,000          $                   $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of initial issuance.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3) Before deducting expenses payable by the Company estimated at $625,000.
(4) The Company has granted the several Underwriters an option to purchase up to an additional $37,500,000 aggregate principal amount of Debentures, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, and Proceeds to
    Company will be $         , $         and, $          , respectively. See
    "Underwriting".

                                  -----------

  The Debentures are being offered by the several Underwriters, subject to prior sale, when, as, and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel, or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Debentures will be made in New York, New York on or about
           , 1997.

                                  -----------
MERRILL LYNCH & CO.
                               ALEX. BROWN & SONS
                                  INCORPORATED
                                                            MORGAN STANLEY & CO.
                                                     INCORPORATED

                                  -----------

               The date of this Prospectus is            , 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

  The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), in respect of the Debentures offered hereby. For purposes hereof, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Debentures offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by, and subject to, such reference in all respects.




  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES OR THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF DEBENTURES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements of the Company and Notes thereto included or incorporated by reference in this Prospectus. Except as otherwise specified, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting". References in this Prospectus to the "Company" mean the Company, its predecessors, and its and their subsidiaries from time to time, unless the context otherwise requires. Boston Chicken(R) and Boston Market(R) are trademarks owned by the Company, and Einstein Bros.(TM) and Noah's New York Bagels(R) are trademarks owned by Einstein/Noah Bagel Corp.

                                  THE COMPANY

  The Company franchises and operates retail food service stores under the Boston Market brand name that specialize in fresh, convenient meal solutions featuring home style entrees of chicken, turkey, ham, and meat loaf, as well as sandwiches and a variety of freshly prepared vegetables, salads, and other side dishes. As of December 29, 1996, the Boston Market system included 1,087 stores located in 38 states and the District of Columbia, 964 of which are operated by area developers partially financed by the Company with convertible secured revolving loans, 105 of which are Company-operated, and 18 of which are operated by other franchisees. See "The Company--Area Development Strategy". As of December 29, 1996, the Company had entered into area development agreements that provide for the development of 2,494 additional stores. The Company estimates that there will be approximately 1,400 stores in operation systemwide by the end of 1997. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 8.

  The Boston Market concept combines the fresh, flavorful, and appealing meals associated with traditional home cooking with the convenience associated with fast food. Boston Market stores feature a clean, bright, and inviting environment to purchase a meal for take-out or in-store dining. The Company's primary entrees include rotisserie roasted chicken and turkey breast, double-glazed baked ham, and double-sauced meat loaf. Side dishes designed to complement these entrees include mashed potatoes made from scratch, corn, stuffing, creamed spinach, butternut squash, garlic and dill potatoes, baked beans, macaroni and cheese, cranberry walnut relish, cinnamon apples, and a variety of chilled salads. Stores also offer a variety of freshly carved chicken, turkey, ham and meat loaf sandwiches under the Boston Carver(TM) and Extreme Carver(TM) brand names; fresh-baked chicken pot pies; chicken and other soups; beverages; desserts; and other items.

  The Company also currently owns approximately 17.3 million shares (representing approximately 53.1% at February 28, 1997) of the outstanding common stock of Einstein/Noah Bagel Corp. ("ENBC"). ENBC franchises and operates specialty retail stores that feature fresh-baked bagels, cream cheeses, coffee, and other related products, primarily under the Einstein Bros. Bagels and Noah's New York Bagels brand names. The common stock of ENBC is quoted on the Nasdaq National Market under the symbol "ENBX". On March 5, 1997, the last sale price of the common stock of ENBC as reported on the Nasdaq National Market was $26 1/8 per share. See "The Company--Einstein/Noah Bagel Corp."

  The Company was incorporated as a Massachusetts corporation in March 1988 and was reincorporated in the State of Delaware in September 1993. The Company's principal executive offices are located at 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086, and its telephone number is (303) 278-9500.

                              RECENT DEVELOPMENTS

  BC New York, L.L.C. Loan Conversion. On March 4, 1997, the Company announced plans to convert its loan to BC New York, L.L.C., a Boston Market area developer of the Company ("BCNY"), into a majority equity interest in BCNY. Upon completion of such conversion, expected to occur before the end of March 1997, the Company will have added 118 Boston Market stores operating in the metropolitan New York area, northern New Jersey and Connecticut to its Company store base, bringing the total of Company-operated stores to 223. Additionally, the Company has agreed to acquire 40% of the current equity holders' interest in BCNY, which would result in the Company having an equity interest in BCNY of approximately 84%.

  As part of the transaction, the management of, and current equity investors in, BCNY formed a new Boston Market area developer which acquired from BCNY the right to develop approximately 260 additional Boston Market stores in the New York metropolitan area. The Company expects that such area developer will also operate the 118 Boston Market stores for the Company on terms to be negotiated.

  Progressive Food Concepts, Inc. On January 31, 1997, Progressive Food Concepts, Inc. ("PFCI"), a new company partially financed by the Company, entered into a series of agreements with Harry's Farmers Market, Inc. ("Harry's"), an operator of retail food stores in the Atlanta area, to capitalize on emerging trends in the food buying habits of today's consumers. The transaction permits PFCI to develop a business model based on Harry's existing businesses and acquire an approximately 43% equity interest in Harry's. Harry's owns and operates five stores in the Atlanta area, including: three Harry's Farmers Markets, mega-markets specializing in high quality fruits, vegetables, meats and seafood, fresh bakery goods, fresh ready-to-heat/cook and ready-to-eat prepared foods, and deli, cheese and dairy products; and two smaller Harry's In A Hurry stores, which emphasize high quality, fresh ready-to-heat/cook prepared foods and specialty perishables. Pursuant to the agreements with Harry's, PFCI has acquired beneficial ownership of, and a royalty-free license to use, all of Harry's intellectual property and trademark rights outside the states of Georgia and Alabama (including all rights to the Harry's Farmers Market and Harry's In A Hurry retail concepts) and access to Harry's personnel, information, and facilities for purposes of developing a business model based on Harry's businesses. The Company has provided PFCI with a $17.0 million secured loan that is convertible, after a moratorium period and subject to PFCI meeting certain financial performance criteria, into a majority equity interest in PFCI. See "Recent Developments".

  Fourth Quarter Results. On January 28, 1997, the Company announced earnings for the fourth quarter ended December 29, 1996 of $18.1 million, or $0.27 per share, compared to net income of $10.2 million, or $0.19 per share, for the comparable 1995 period. The Company's revenue for the fourth quarter of 1996 increased 71% to $78.3 million from $45.9 million generated in the fourth quarter of 1995. Systemwide Boston Market store revenue, which includes Company-operated and franchise stores, increased to $305.5 million for the fourth quarter of 1996 from $236.6 million generated for the comparable 1995 period.

  For the year ended December 29, 1996, the Company earned $67.0 million, or $1.01 per share, compared to fiscal year 1995 net income of $33.6 million, or $0.66 per share. The Company's revenue for the 1996 fiscal year increased 66% to $264.5 million from $159.5 million reported for the 1995 fiscal year. Systemwide Boston Market store revenue increased to $1.2 billion for the 1996 fiscal year from $792.9 million generated for the 1995 fiscal year. See "Recent Developments".

  Boston Market International, Inc. The Company is in the preliminary stage of expanding the Boston Market brand into foreign markets, which may occur through license, franchise, area development, joint venture or other arrangements. In connection therewith, the Company intends to license to a new company, Boston Market International, Inc. ("BMI"), the rights to develop Boston Market stores in Taiwan and the People's Republic of China. On January 8, 1997, BMI entered into a letter of intent with a restaurant developer in Southeast Asia that contemplates the formation of a new entity that would sublicense such development rights and develop up to 600 Boston Market stores in such countries over the next ten years. BMI is expected to be funded initially with third party private equity capital and a loan from the Company which could be convertible into a majority equity interest in BMI. To the extent practicable in the jurisdictions in which it will operate, BMI expects to follow the Company's business model of providing partial funding to its area developers, franchisees, licensees, and/or joint venture partners with loans convertible into majority equity interests in such entities. See "Recent Developments". IN ADDITION TO FACTORS DISCUSSED IN "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 8, THE FOLLOWING FACTORS MAY CAUSE THE ACTUAL TERMS OF THE TRANSACTIONS DESCRIBED ABOVE AND THE PERFORMANCE OR ACHIEVEMENTS OF BMI AND ITS AREA DEVELOPERS, FRANCHISEES, LICENSEES, AND/OR JOINT VENTURE PARTNERS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED HEREIN: NEGOTIATION AND EXECUTION OF DEFINITIVE AGREEMENTS; AVAILABILITY AND TERMS OF CAPITAL; RECEIPT OF FOREIGN GOVERNMENT APPROVALS; COMPLIANCE WITH FOREIGN GOVERNMENT REGULATIONS; AND ACCEPTANCE BY FOREIGN CONSUMERS OF THE BOSTON MARKET BRAND AND CONCEPT.

                                  RISK FACTORS

  AN INVESTMENT IN THE DEBENTURES OFFERED HEREBY INVOLVES CERTAIN RISKS. SEE "RISK FACTORS".

                                  THE OFFERING

Debentures      $250,000,000 principal amount of     %
 offered        Convertible Subordinated Debentures due
 hereby.......  2004.
Interest             and     , commencing         , 1997.
 Payment
 Dates........
Maturity......          , 2004.
Conversion      The Debentures are convertible into shares
 Rights.......  of Common Stock at any time prior to
                maturity or redemption at a conversion
                price of $     per share, subject to
                adjustment under certain conditions.
Optional        The Debentures are not redeemable prior to
 Redemption by         , 2000. Thereafter, the Debentures
 the Company..  are redeemable at any time and from time to
                time at the option of the Company, in whole
                or in part, at the redemption prices set
                forth herein, plus accrued interest.
Change in       Upon a Change in Control, holders of the
 Control......  Debentures will have the right, subject to
                certain restrictions and conditions, to
                require the Company to purchase all or any
                part of their Debentures at the principal
                amount thereof, plus accrued interest.
Subordination.  The Debentures are subordinated to all
                existing and future Senior Indebtedness of
                the Company. As of March 3, 1997, the
                Company had approximately $282.0 million of
                indebtedness outstanding (excluding accrued
                interest thereon) that would have
                constituted Senior Indebtedness. The
                Debentures will rank pari passu with the
                Company's LYONs and the 4 1/2% Debentures.
                The Indenture governing the Debentures will
                not restrict the incurrence of Senior
                Indebtedness or other indebtedness by the
                Company.

Use of Proceeds.................... The Company intends to use the net proceeds from this offering primarily for
                                    development of the Boston Market system,
                                    including providing partial financing for
                                    certain of its area developers and BMI. Net
                                    proceeds will also be used to fund the
                                    Company's obligations under its convertible
                                    loan to PFCI and may be used to pursue
                                    related opportunities in the emerging
                                    ready-to-heat/cook and specialty
                                    perishables market segments. In addition,
                                    net proceeds will be used for the repayment
                                    of borrowings under the Company's revolving
                                    credit facility and for general corporate
                                    purposes, which may include the purchase of
                                    stores from area developers and funding
                                    obligations under the Company's credit
                                    facility with ENBC. Net proceeds may also
                                    be used in connection with the redemption
                                    of the 4 1/2% Debentures, if any. See "Use
                                    of Proceeds".
Proposed Nasdaq SmallCap Market
 Symbol............................ Application will be made for the quotation of the Debentures on the Nasdaq SmallCap
                                    Market under the symbol "BOSTH". The Common
                                    Stock is quoted on the Nasdaq National
                                    Market under the symbol "BOST".

                 SUMMARY CONSOLIDATED FINANCIAL AND STORE DATA
           (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF STORES)

                                                               THREE QUARTERS
                                     FISCAL YEARS ENDED(1)        ENDED(1)
                                   -------------------------- -----------------
                                   DEC. 26, DEC. 25, DEC. 31, OCT. 1,  OCT. 6,
                                     1993     1994   1995(2)    1995   1996(3)
                                   -------- -------- -------- -------- --------
                                                                 (UNAUDITED)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
  Total revenue................... $ 42,530 $ 96,151 $159,479 $113,578 $186,218
  Income from operations..........    1,927   24,611   67,238   46,820   77,920
  Net income......................    1,647   16,173   33,559   23,350   48,865
   Net income per common and
    equivalent share.............. $   0.06 $   0.38 $   0.66 $   0.47 $   0.74
   Weighted average number of com-
    mon and equivalent shares out-
    standing......................   32,667   42,861   50,972   49,695   66,091
  Ratio of earnings to fixed
   charges (4)....................     2.38     3.97     4.23     4.32     5.77
STORE DATA (UNAUDITED):
  Systemwide Boston Market store
   revenue (5).................... $152,056 $383,691 $792,948 $556,318 $861,120
  Number of Boston Market stores
   in operation
   at period end:
    Company-operated..............       38       41        3       48       96
    Financed area developers......       78      314      712      578      897
                                   -------- -------- -------- -------- --------
     Subtotal.....................      116      355      715      626      993
    Other franchisees.............      101      179      114      128       30
                                   -------- -------- -------- -------- --------
     Total........................      217      534      829      754    1,023
                                   ======== ======== ======== ======== ========

                                                           AT OCT. 6, 1996
                                                      --------------------------
                                                        ACTUAL   AS ADJUSTED (6)
                                                      ---------- ---------------
                                                             (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.................................... $   49,849    $
  Notes receivable...................................    710,111     710,111
  Total assets.......................................  1,422,770
  Long-term debt.....................................    310,435
  Stockholders' equity............................... $  912,329    $912,329

--------
(1) The Company's fiscal year is the 52/53-week period ending on the last Sunday in December and normally consists of 13 four-week periods. The first quarter consists of four periods and each of the remaining quarters consists of three periods.
(2) On June 17, 1996, the Company began consolidating ENBC's results of operations as a result of the Company's conversion of its loan to ENBC into a majority equity interest in ENBC's common stock. Giving pro forma effect to the Company's loan conversion as of the beginning of the Company's 1995 fiscal year, revenue, net income, and net income per common and equivalent share were $183,985,000, $338,000, and $0.00, respectively. See the Company's unaudited pro forma consolidated financial statements and notes thereto included in the Company's Current Report on Form 8-K/A filed with the Commission on September 3, 1996 which is incorporated herein by reference.
(3) On June 17, 1996, the Company began consolidating ENBC's results of operations as a result of the Company's conversion of its loan to ENBC into a majority equity interest in ENBC's common stock. Giving pro forma effect to the Company's loan conversion as of the beginning of the Company's 1995 fiscal year, revenue, net income, and net income per common and equivalent share were $213,740,000, $41,431,000, and $0.63, respectively.
(4) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include interest expense and a percentage of rents which management deems representative of an interest factor.
(5) Includes gross revenue for all stores in the Boston Market system.
(6) Adjusted to reflect the consummation of this offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds". See also "Capitalization".

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  CERTAIN STATEMENTS SET FORTH UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS OR WHICH ARE INCORPORATED HEREIN BY REFERENCE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, ENBC, BMI, THEIR AREA DEVELOPERS, FRANCHISEES, AND LICENSEES, BOSTON MARKET STORES, EINSTEIN BROS. BAGELS STORES AND NOAH'S NEW YORK BAGELS STORES AND PFCI TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: COMPETITION; SUCCESS OF OPERATING INITIATIVES, INCLUDING ROLL-OUT OF THE F.A.S.T. TRACK(TM)(TM) SYSTEM AT BOSTON MARKET STORES; DEVELOPMENT AND OPERATING COSTS; AREA DEVELOPERS' ADHERENCE TO DEVELOPMENT SCHEDULES; ADVERTISING AND PROMOTIONAL EFFORTS; BRAND AWARENESS; ADVERSE PUBLICITY; ACCEPTANCE OF NEW PRODUCT OFFERINGS; EXPANSION OF THE HOLIDAY HOME MEAL REPLACEMENT BUSINESS; AVAILABILITY, LOCATIONS, AND TERMS OF SITES FOR STORE DEVELOPMENT; CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS; AVAILABILITY AND TERMS OF CAPITAL; FOOD, LABOR, AND EMPLOYEE BENEFIT COSTS; CHANGES IN GOVERNMENT REGULATIONS; REGIONAL WEATHER CONDITIONS; AND OTHER FACTORS REFERENCED IN THIS PROSPECTUS OR IN THE COMPANY'S FORM 10-K FOR ITS 1995 FISCAL YEAR OR ANY OF THE OTHER DOCUMENTS AND INFORMATION INCORPORATED HEREIN BY REFERENCE. SEE "DOCUMENTS INCORPORATED BY REFERENCE". THE SUCCESS OF THE COMPANY, ENBC, AND BMI IS DEPENDENT ON THEIR RESPECTIVE AREA DEVELOPERS AND FRANCHISEES AND THE MANNER IN WHICH THEY OPERATE AND DEVELOP BOSTON MARKET STORES AND EINSTEIN BROS. BAGELS STORES AND NOAH'S NEW YORK BAGELS STORES. SEE "RISK FACTORS".

                                 RISK FACTORS

  In evaluating an investment in the Debentures, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus.

COMPETITION

  The food service industry is intensely competitive with respect to food quality, concept, location, service, and price. In addition, there are many well-established food service competitors with substantially greater financial and other resources than the Company and with substantially longer operating histories. The Company believes that it competes with other take-out food service companies, fast-food restaurants, casual full-service dine-in restaurants, delicatessens, cafeteria-style buffets, and prepared food stores, as well as with supermarkets and convenience stores.

FOOD SERVICE INDUSTRY

  Food service businesses are often affected by changes in consumer tastes, national, regional, and local economic conditions, demographic trends, traffic patterns, and the type, number, and location of competing restaurants. Multi-unit food service chains such as the Company can also be substantially adversely affected by publicity resulting from food quality, illness, injury, or other health concerns (including food-borne illness claims) or operating issues stemming from one store or a limited number of stores, whether or not the Company is liable. Claims relating to foreign objects, food-borne illness or operating issues are common in the food service industry and a number of such claims may exist at any given time. Dependence on frequent deliveries of produce and supplies also subjects food service businesses such as the Company to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could adversely affect the availability, quality, and cost of ingredients. In addition, material changes in, or the Company's failure to comply with, applicable federal, state, and local government regulations, and factors such as inflation, increased food, labor, and employee benefits costs, regional weather conditions, and unavailability of an adequate number of experienced managers and hourly employees may also adversely affect the food service industry in general and the Company's results of operations and financial condition in particular.

EXPANSION/DEPENDENCE ON AREA DEVELOPERS

  As of December 29, 1996, there were 1,087 Boston Market stores in operation systemwide. The Company has entered into area development agreements and franchise agreements that provide for the opening of 2,494 additional stores. There can be no assurance that the Company and its area developers will be able to achieve these goals, manage expanding operations effectively, or maintain or accelerate growth.

  The Company's success is dependent upon its area developers and franchisees and the manner in which they develop and operate their Boston Market stores and manage their organizational and financial resources. The opening and success of stores are dependent on numerous factors, including the availability of suitable sites, the negotiation of acceptable lease or purchase terms for such sites, permitting and regulatory compliance, the ability to meet construction schedules, the ability to hire and train qualified personnel, the financial and other capabilities of the Company and its area developers and general economic and business conditions. Not all of the foregoing factors are within the control of the Company or its area developers. There can be no assurance that area developers and franchisees will have the business abilities or access to financial resources necessary to open the Boston Market stores required by their development schedules or will successfully develop or operate Boston Market stores in their development areas in a manner consistent with the Company's concepts and standards. The Company has extended secured debt financing to certain qualifying Boston Market area developers pursuant to which the Company has agreed to lend an aggregate of approximately $838.0 million, of which approximately $647.3 million had been advanced as of December 29, 1996. These loans subject the Company to the risks of being a secured lender. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

EINSTEIN/NOAH BAGEL CORP.

  The Company currently owns approximately 17.3 million shares (representing approximately 53.1% at February 28, 1997) of the outstanding common stock of ENBC. The nature of ENBC's business and operations expose it to risks substantially similar to those set forth herein with respect to the Company. In addition, ENBC is at a significantly earlier stage in its development program than is the Company. ENBC's anticipated expansion will require the addition of management, facilities, systems, and personnel. The failure by ENBC and its area developers to acquire necessary resources on a cost-effective basis could have a material adverse effect on the value of the Company's investment in ENBC and the contribution by ENBC to the earnings of the Company. There can be no assurance that ENBC and its area developers will be able to achieve their development and operating goals, manage expanding operations effectively, or maintain or accelerate growth. In addition, there can be no assurance of the viability of any of ENBC's brands in a particular geographic region or locale. The Company has also made available to ENBC a $50.0 million unsecured, subordinated, non-convertible loan facility, which subjects the Company to the risks of being an unsecured, subordinated lender. As of March 3, 1997, there was no outstanding balance under the loan facility. See "The Company--Einstein/Noah Bagel Corp."

BOSTON MARKET INTERNATIONAL, INC.

  The Company intends to license to BMI the rights to use the Boston Market brand in Taiwan and the People's Republic of China and to make a convertible loan to BMI which could be convertible into a majority equity interest in BMI. BMI has entered into a letter of intent with a restaurant developer in Southeast Asia, providing for the development of 600 Boston Market stores in Taiwan and the People's Republic of China over the next ten years. See "Recent Developments". The success of BMI and its area developers, franchisees, licensees, and/or joint venture partners in the development of the Boston Market brand and concept in foreign markets are subject to risks similar to those set forth above for the Company and its area developers. In addition, there can be no assurance that the contemplated transactions between the Company and BMI will be consummated, foreign consumers will accept the Boston Market brand and concept, BMI will be able to successfully identify and recruit qualified area developers, franchisees, licensees, joint venture partners and suppliers in foreign markets, BMI will be able to obtain necessary foreign government approvals, or that compliance with foreign government regulations will not significantly adversely affect BMI's business plan.

PROGRESSIVE FOOD CONCEPTS, INC.

  The Company has provided a $17.0 million convertible loan to PFCI. PFCI is a newly formed entity, which is only beginning to develop its business plan. The success of PFCI is subject to the finalization and implementation of a business plan, adaptability of the Harry's business concepts to new markets and acceptance of such concepts by consumers in such markets, raising sufficient capital, obtaining the management and infrastructure necessary to implement such business plan, financial condition and results of operations of Harry's, and competition in the perishable fresh food, prepared foods, and specialty food businesses, as well as the grocery business generally. There can be no assurance that PFCI will successfully achieve these goals. "See Recent Developments".

CAPITAL REQUIREMENTS

  The Company anticipates that it will have a continuing need for additional capital to accomplish its and its area developers' expansion goals. There can be no assurance that the Company will be able to raise such capital when needed on satisfactory terms. In addition, the Company currently offers loans to its area developers, ENBC, and PFCI, and is expected to offer loans to BMI, under loan agreements pursuant to which the Company is, and will be, subject to the risks of being a secured lender. See "The Company--Area Development Strategy" and "The Company--Einstein/Noah Bagel Corp." The Company's management of its capital resources may be affected by the amount and timing of advances under such loan agreements and additional loan agreements. The Company's obligations under the loan agreements could affect the amount and timing of the Company's future capital financing requirements.

EFFECT OF CERTAIN CHARTER, BYLAW, AND OTHER PROVISIONS

  The Company's Certificate of Incorporation and Bylaws include certain provisions that may have the effect of discouraging a change in control of the Company. Such provisions include the requirement that all stockholder action must be effected at a duly-called annual or special meeting of stockholders and the requirement that stockholders follow an advance notification procedure for stockholder nominations of candidates for the Board of Directors and to present other stockholder business to be considered at any meeting of stockholders. In addition, the Board of Directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, and to issue authorized but unissued shares of Common Stock up to the maximum of 480,000,000 shares. The issuance of preferred stock or additional shares of Common Stock could have the effect of delaying, deferring, or preventing a change in control of the Company, even if such change in control would be beneficial to the Company's stockholders.

  The terms of the Company's LYONs and 4 1/2% Debentures provide that the Company will be required, as of 40 business days after the occurrence of a Change in Control (as defined) of the Company (occurring on or prior to June 1, 2000, in the case of the LYONs), to purchase for cash any LYON or 4 1/2% Debenture, at the option of the holder, for a Change in Control Purchase Price equal to the Issue Price plus accrued Original Issue Discount (in the case of a LYON), or 100% of the principal amount thereof, plus accrued but unpaid interest (in the case of a 4 1/2% Debenture), through the Change in Control Purchase Date. The Change in Control purchase features of the LYONs and the 4 1/2% Debentures may in certain circumstances have an anti-takeover effect. The definition of "Change in Control" for purposes of the LYONs and the 4 1/2% Debentures is set forth in the indenture related to the LYONs and the indenture related to the 4 1/2% Debentures, respectively, which are exhibits to the Registration Statement of which this Prospectus is a part. The Debentures offered hereby contain provisions substantially identical to those discussed above with respect to the 4 1/2% Debentures in the event of a Change in Control. See "Description of Debentures--Purchase of Debentures at the Option of Holders upon a Change in Control". If a Change in Control was to occur, there can be no assurance that the Company would have sufficient funds to pay the Change in Control Purchase Price for all Debentures, LYONs, and 4 1/2% Debentures tendered by the holders thereof.

                              RECENT DEVELOPMENTS

  BC New York, L.L.C. Loan Conversion. On March 4, 1997, the Company announced plans to convert its loan to BCNY into a majority equity interest in BCNY. Upon completion of such conversion, expected to occur before the end of March 1997, the Company will have added 118 Boston Market stores operating in the metropolitan New York area, northern New Jersey and Connecticut to its Company store base, bringing the total of Company-operated stores to 223. Additionally, the Company has agreed to acquire 40% of the current equity holders' interest in BCNY, which would result in the Company having an equity interest in BCNY of approximately 84%.

  As part of the transaction, the management of, and current equity investors in, BCNY formed a new Boston Market area developer which acquired from BCNY the right to develop approximately 260 additional Boston Market stores in the New York metropolitan area. The Company expects that such area developer will also operate the 118 Boston Market stores for the Company on terms to be negotiated.

  Progressive Food Concepts, Inc. On January 31, 1997, PFCI entered into a series of agreements with Harry's to capitalize on emerging trends in the food buying habits of today's consumers. The transaction permits PFCI to develop a business model based on Harry's existing businesses and acquire a substantial equity investment in Harry's. The Company has provided PFCI with a $17.0 million secured loan that is convertible, after a moratorium period and subject to PFCI meeting certain financial performance criteria, into a majority equity interest in PFCI.

  Harry's owns and operates five stores in the Atlanta area, including: three Harry's Farmers Markets, mega- markets specializing in high quality fruits, vegetables, meats and seafood, fresh bakery goods, fresh ready-to-heat/cook and ready-to-eat prepared foods, and deli, cheese and dairy products; and two smaller Harry's In A Hurry stores, which emphasize high quality, fresh ready-to-heat/cook prepared foods and specialty perishables. Harry's line of over 300 prepared food products and meals are made in its 28,000 square foot USDA-approved manufacturing facility, and over 200 proprietary bakery items are baked fresh daily in its 55,000 square foot bakery.

  Pursuant to the agreements with Harry's, PFCI has acquired beneficial ownership of, and a royalty-free license to use, all of Harry's intellectual property and trademark rights outside the states of Georgia and Alabama (including all rights to the Harry's Farmers Market and Harry's In A Hurry retail concepts) and access to Harry's personnel, information, and facilities for purposes of developing a business model based on Harry's businesses. PFCI has also obtained the right to acquire, subject to certain conditions, up to seven million shares of Harry's Class A common stock (representing approximately 43% of Harry's currently outstanding common stock and approximately 20% of the voting power of such outstanding common stock), and a right of first refusal with respect to additional financings and business combination transactions into which Harry's may propose to enter.

  Fourth Quarter Results. On January 28, 1997, the Company announced earnings for the fourth quarter and year ended December 29, 1996. The selected consolidated financial data for the quarters ended December 29, 1996 and December 31, 1995 are unaudited, but in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's consolidated financial position and results of operations. Interim results are not necessarily indicative of the full fiscal year.

          (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF STORES)

                               QUARTER ENDED(1)          YEAR ENDED(1)
                               ------------------  -------------------------
                               DEC. 31,  DEC. 29,  DEC. 31,     DEC. 29,
                                 1995      1996      1995         1996
                               --------  --------  --------  ---------------
                                 (13                  (53
                                WEEKS)              WEEKS)
                                  (UNAUDITED)                  (UNAUDITED)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Revenue:
  Royalties and franchise
   related fees..............  $ 34,750  $ 49,742  $107,913    $  180,558
  Company-operated stores....    11,151    28,548    51,566        83,950
                               --------  --------  --------    ----------
    Total revenue............    45,901    78,290   159,479       264,508
Costs and expenses:
  Cost of products sold......     4,626    10,645    19,737        31,160
  Salaries and benefits......     8,179    12,473    31,137        42,172
  General and
   administrative (2)........    12,678    41,763    41,367        99,847
                               --------  --------  --------    ----------
    Total cost and expenses..    25,483    64,881    92,241       173,179
                               --------  --------  --------    ----------
Income from operations.......    20,418    13,409    67,238        91,329
Other income (expense),
 net (3)                         (3,753)   18,898   (12,865)       23,854
                               --------  --------  --------    ----------
Income before income taxes
 and minority interest.......    16,665    32,307    54,373       115,183
Income taxes.................     6,456    11,998    20,814        42,990
Minority interest in
 (earnings) of subsidiary....       --     (2,216)      --         (5,235)
                               --------  --------  --------    ----------
Net income...................  $ 10,209  $ 18,093  $ 33,559    $   66,958
                               ========  ========  ========    ==========
Net income per common and
 equivalent share............  $   0.19  $   0.27  $   0.66    $     1.01
                               ========  ========  ========    ==========
Weighted average number of
 common and equivalent shares
 outstanding.................    54,849    67,867    50,972        66,501
                               ========  ========  ========    ==========
STORE DATA (UNAUDITED):
  Systemwide Boston Market
   store revenue (4).........  $236,630  $305,471  $792,948    $1,166,591
  Number of Boston Market
   stores in operation at
   period end:
    Company-operated...........................           3           105
    Financed area developers...................         712           964
                                                   --------    ----------
      Subtotal.................................         715         1,069
    Other franchisees..........................         114            18
                                                   --------    ----------
      Total....................................         829         1,087
                                                   ========    ==========
                                                             AT DECEMBER 29,
                                                                  1996
                                                             ---------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.........................................       $   58,829
Notes receivable........................................          800,519
Total assets............................................        1,543,616
Long-term debt .........................................          312,454
Stockholders' equity....................................       $  935,840

--------
(1) The Company's fiscal year is the 52/53-week period ending on the last Sunday in December and normally consists of 13 four-week periods. The first quarter consists of four periods and each of the remaining quarters consists of three periods. Fiscal 1995 consisted of 53 weeks with its fourth quarter consisting of 13 weeks.
(2) Includes non-recurring charges of approximately $23.0 million for the quarter ended December 29, 1996 and $38.0 million for the year ended December 29, 1996.
(3) Includes non-recurring gains of approximately $23.4 million for the quarter ended December 29, 1996 and $38.2 million for the year ended December 29, 1996.
(4) Includes gross revenue for all stores in the Boston Market system.

  Boston Market International, Inc. The Company is in the preliminary stage of expanding the Boston Market brand into foreign markets, which may occur through license, franchise, area development, joint venture or other arrangements. In connection therewith, the Company intends to license to BMI, the rights to develop Boston Market stores in Taiwan and the People's Republic of China. On January 8, 1997, BMI entered into a letter of intent with a restaurant developer in Southeast Asia that contemplates the formation of a new entity that would sublicense such development rights and develop up to 600 Boston Market stores in such countries over the next ten years. BMI is expected to be funded initially with third party private equity capital and a loan from the Company which could be convertible into a majority equity interest in BMI. To the extent practicable in the jurisdictions in which it will operate, BMI expects to follow the Company's business model of providing partial funding to its area developers, franchisees, licensees, and/or joint venture partners with loans convertible into majority equity interests in such entities. IN ADDITION TO FACTORS DISCUSSED IN "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 8, THE FOLLOWING FACTORS MAY CAUSE THE ACTUAL TERMS OF THE TRANSACTIONS DESCRIBED ABOVE AND THE PERFORMANCE OR ACHIEVEMENTS OF BMI AND ITS AREA DEVELOPERS, FRANCHISEES, LICENSEES, AND/OR JOINT VENTURE PARTNERS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED HEREIN:
NEGOTIATION AND EXECUTION OF DEFINITIVE AGREEMENTS; AVAILABILITY AND TERMS OF CAPITAL; RECEIPT OF FOREIGN GOVERNMENT APPROVALS; COMPLIANCE WITH FOREIGN GOVERNMENT REGULATIONS; AND ACCEPTANCE BY FOREIGN CONSUMERS OF THE BOSTON MARKET BRAND AND CONCEPT.

                                  THE COMPANY

  The Company franchises and operates retail food service stores under the Boston Market brand name that specialize in fresh, convenient meal solutions featuring home style entrees of chicken, turkey, ham, and meat loaf, as well as sandwiches and a variety of freshly prepared vegetables, salads, and other side dishes. As of December 29, 1996, the Boston Market system included 1,087 stores located in 38 states and the District of Columbia, 964 of which are operated by area developers partially financed by the Company with convertible secured revolving loans, 105 of which are Company-operated, and 18 of which are operated by other franchisees. See "--Area Development Strategy". As of December 29, 1996, the Company had entered into area development agreements that provide for the development of 2,494 additional stores. The Company estimates that there will be approximately 1,400 stores in operation systemwide by the end of 1997. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 8.

  The Boston Market concept combines the fresh, flavorful, and appealing meals associated with traditional home cooking with the convenience associated with fast food. Boston Market stores feature a clean, bright, and inviting environment to purchase a meal for take-out or in-store dining. The Company's primary entrees include rotisserie roasted chicken and turkey breast, double-glazed baked ham, and double-sauced meat loaf. Side dishes designed to complement these entrees include mashed potatoes made from scratch, corn, stuffing, creamed spinach, butternut squash, garlic and dill potatoes, baked beans, macaroni and cheese, cranberry walnut relish, cinnamon apples, and a variety of chilled salads. Stores also offer a variety of freshly carved chicken, turkey, ham, and meat loaf sandwiches under the Boston Carver and Extreme Carver brand names; fresh-baked chicken pot pies; chicken and other soups; beverages; desserts; and other items.

  Certain members of the Company's current management made their initial investment in the Company in December 1991, at which time there were approximately 33 stores operating under the Boston Chicken name. After an extensive review of the Boston Chicken concept, members of the Company's management invested additional capital and acquired control of the Company in the spring of 1992. Subsequently, the Company substantially refined the Boston Chicken concept, developed an attractive prototype store, created a network of area developers, installed systemwide voice and data communications systems, and achieved significant development momentum in most major markets in the United States. With these formation and development phases completed, the Company shifted its focus to evolving the Boston Chicken concept and increasing operational efficiency. Further evolution of the concept was initiated in early 1995 with the addition of turkey, ham, and meat loaf dinner entrees, expansion of the Company's line of sandwiches, salads, and soups, and entry into the holiday home meal replacement business. To reflect the variety of complete meals offered and to establish a broad platform for future growth, the Company changed the name of Boston Chicken stores to Boston Market.

AREA DEVELOPMENT STRATEGY

  The Company relies on area developers to achieve rapid penetration of targeted markets. The Company believes that having a relatively small group of area developers, each led by an experienced retail food service veteran with substantial equity invested in the area developer, is a superior means to achieve market leadership than more traditional franchising approaches which utilize a large number of franchisees. By concentrating its expansion efforts through these focused area development organizations, the Company believes it is able to achieve focused systemwide expansion and create operating and advertising efficiencies. The Company is currently evaluating further operating efficiencies that it believes may be achieved through continued consolidation of its domestic area developer network. See "--Current Operating Initiatives--Organizational Strategy Initiatives". The Company is currently in the preliminary stages of expansion into foreign markets, which could occur through license, franchise, area development, joint venture, or other arrangements. See "Recent Developments".

  The Company believes that the development and operation of stores in a targeted market is enhanced when an area developer is permitted to focus on development and operations, rather than on raising capital. Accordingly, the Company has made convertible secured loans to its area developers to partially finance store development and working capital needs. The loans are typically convertible into a majority equity interest in the area developer upon the completion of a moratorium period, provided generally that the area developer has completed not less than 80% of its area development commitment, or in the event of certain defaults. Any determination to convert any area developer loan or otherwise acquire an equity interest would involve a variety of economic and operational considerations, including the projected financial impact of converting the loan, the status of the area developer's market penetration, the performance of the area developer's stores, the Company's desire to own such stores and the willingness of the Company to incur the risk of owning stores versus receiving income as a franchisor, lender, and service provider, the Company's ability to manage stores if necessary, the future capital requirements of the area developer and its ability to raise such capital, and the demand on Company resources. In addition, any loan conversion or other acquisition of an equity interest in an area developer by the Company would not be indicative of whether the Company intended to, or would, convert or otherwise acquire an equity interest in any other area developer. There can be no assurance that the Company will exercise its future rights to acquire an equity interest in any area developer to which it provides financing or that such exercise will result in control of the area developer. As of December 29, 1996, the Company had entered into area development agreements that provide for the development of 2,494 additional stores. The Company estimates that there will be approximately 1,400 stores in operation systemwide by the end of 1997. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 8.

CURRENT OPERATING INITIATIVES

  The Company's current efforts in concept evolution and operations include the following:

  MENU

  The Company believes that variety is a primary factor influencing customer trial and frequency. As a result, the Company has significantly expanded its menu offerings to include additional dinner entrees and a line of salads, soups, and Boston Carver sandwiches. The Company is currently expanding its Boston Carver sandwich line to include Extreme Carver sandwiches, such as its new Chicken Cheese Steak(TM) sandwich. In addition, the Company has expanded its Boston Hearth(TM) specialty foods line. Boston Market stores now offer Boston Hearth breasts of turkey, marinated in natural juices and slow-roasted in Boston Market rotisserie ovens, and three holiday meal packages which serve from 10 to 24 people, in addition to whole and half boneless, sliced, glazed Hearth Honey(TM) Hams and banquet size side dishes.

  F.A.S.T. TRACK(TM)(TM)

  The Company and its area developers are currently in the process of implementing a new customer service approach, known as the F.A.S.T. (Faster Average Service Times) Track system that is designed to enable Boston Market stores to serve more customers faster, especially during peak hours. The F.A.S.T. Track system is being implemented in all new and certain existing Boston Market stores. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 8. The F.A.S.T. Track system modifies the way orders are taken and processed by allowing customers to make menu selections and pay for their meals first, before the server has prepared their order. Using this new system, servers at various stations assemble the individual items in the customer's order (hot and cold sides, sandwiches, entrees, and desserts) at the same time.

  ORGANIZATIONAL STRATEGY INITIATIVES

  The Company and its area developers are exploring alternative organizational strategies in an effort to maximize store-level performance and minimize area developer overhead expenses. These initiatives include possible area developer combinations and store operator incentive programs. Such programs include store level bonus compensation based upon store performance and may include significant store level ownership opportunities. The Company believes that the implementation of such initiatives could reduce overhead expenses and enhance the ability of the Company and its area developers to attract and retain highly motivated store managers who would deliver superior performance at the store-level. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 8.

  VENDOR CONSOLIDATION

  The Company is working to consolidate the number of vendors who provide products and services to the Boston Market system. The Company believes that, based upon the number of stores in the Boston Market system and the volume purchases associated therewith, it is capable of negotiating purchase agreements that will provide savings to it and its area developers.

EINSTEIN/NOAH BAGEL CORP.

  In March 1995, the Company made an investment in ENBC, which was created through the combination of a number of leading regional bagel retailers. The Company currently owns approximately 17.3 million shares (representing approximately 53.1% at February 28, 1997) of the outstanding common stock of ENBC. The common stock of ENBC is quoted on the Nasdaq National Market under the symbol "ENBX". On February 28, 1997, the last sale price of the common stock of ENBC as reported on the Nasdaq National Market was $26 1/8 per share. The Company has also entered into agreements pursuant to which the Company provides ENBC certain accounting and administration and computer and communications services. ENBC's principal business objective is to become the leading specialty retailer of fresh-baked bagels and related products in the United States and to ultimately support and extend its consumer brands through alternate distribution channels, such as wholesale and contract food service. ENBC operates and franchises specialty retail stores that feature fresh-baked bagels, cream cheeses, coffee, and other related products, primarily under the Einstein Bros. Bagels and Noah's New York Bagels brand names.

  As of December 29, 1996, ENBC had 315 stores in operation systemwide, of which 301 were operated by area developers financed in part by ENBC and 14 were operated by ENBC. Such financing generally permits ENBC in certain circumstances to convert its loan into a majority equity interest in the area developer. As of December 29, 1996, ENBC had entered into area development agreements that provide for the development of 1,012 additional stores, the majority of which are scheduled to open over the next three years. ENBC estimates that there will be between 615 and 665 stores in operation systemwide by the end of 1997. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 8.

  ENBC has granted to the Company an option to purchase newly issued shares of ENBC common stock for cash or registered shares of the Company's Common Stock that permits the Company to maintain ownership of up to 52% of the outstanding shares of ENBC common stock (the "ENBC Option"). In the event payment is made in registered shares of the Company's Common Stock, the Company has agreed to guarantee the price at which those shares can be sold at the market within a limited time period. The ENBC Option will terminate if (i) the Company sells or transfers shares of ENBC common stock and as a result owns less than a majority of the then outstanding shares of ENBC's voting stock or (ii) the percentage of outstanding shares of voting stock of ENBC owned by the Company is reduced below 50% other than as a result of the Company's voluntary sale or transfer of shares of ENBC common stock and the Company fails to acquire a sufficient number of shares of ENBC common stock so that it owns at least a majority of the then outstanding shares of voting stock of ENBC by July 31 of the calendar year next following the calendar year in which such reduction occurs. In calculating the percentage ownership of voting stock of ENBC owned by the Company for purposes of the ENBC Option, such calculation excludes from ownership by the Company (i) 701,177 shares of ENBC common stock subject to options granted by the Company, (ii) any shares of ENBC common stock held by officers, directors or employees of the Company, and (iii) any shares of ENBC common stock held by any person or entity that would not be counted under generally accepted accounting principles in determining whether the Company owns a majority of the voting stock for consolidated financial statement reporting purposes. Pursuant to such calculation, as of February 28, 1997, the Company owned approximately 50.9% of the outstanding common stock of ENBC and has the right to purchase 746,785 shares of common stock of ENBC at prices ranging from $25.58 to $30.75 per share. ENBC also granted to the Company pursuant to a registration rights agreement five demand and unlimited piggyback registration rights under the Securities Act with respect to shares of ENBC common stock owned by the Company.

  The Company and ENBC are also parties to a $50.0 million unsecured, subordinated, non-convertible loan agreement. As of December 29, 1996, there was no balance outstanding under the facility. Interest on the loan is based on the reference rate of Bank of America Illinois plus 0.5%. Any borrowings outstanding under ENBC's loan facility from the Company are payable on June 15, 2003. The Company may satisfy a portion of its funding obligations under the loan agreement in cash or shares of Common Stock. The Company has agreed to guarantee the price of any shares of Common Stock delivered to ENBC in satisfaction of the Company's obligations under the loan agreement and thereafter sold by ENBC.

                                USE OF PROCEEDS

  The net proceeds to the Company from this offering are estimated to be
approximately $   million ($   million if the Underwriters' over-allotment
option is exercised in full). The Company intends to use the net proceeds from this offering primarily for development of the Boston Market system, including providing partial financing for certain of its area developers and BMI. Net proceeds will also be used to fund the Company's obligations under its convertible loan to PFCI and may be used to pursue related opportunities in the emerging ready-to-heat/cook and specialty perishables market segments. In addition, net proceeds will be used for the repayment of borrowings under the Company's revolving credit facility and for general corporate purposes, which may include the purchase of stores from area developers and funding obligations under the Company's credit facility with ENBC.

  The Company anticipates repaying its revolving bank debt ($11.5 million at March 3, 1997) incurred to provide funds for loans made by the Company to area developers to finance the development of stores and for general corporate purposes. These borrowings bear interest at either the agent's reference rate plus an applicable margin or, at the Company's option, the eurodollar rate plus an applicable margin. Borrowings outstanding under the Company's revolving bank debt as of March 3, 1997 bear interest at a rate of 9.5% per annum. Any borrowings outstanding under the Company's revolving credit agreement are payable on December 1, 1999.

  In addition, following consummation of this offering, the Company anticipates it will call for the redemption of its 4 1/2% Debentures in accordance with the terms of the indenture related thereto. The 4 1/2% Debentures are convertible by the holders thereof at any time at a conversion price of $27.969 per share of Common Stock and, based on the current market price of the Common Stock, the Company expects that any such call for redemption would result in the conversion of substantially all of such 4 1/2% Debentures. To the extent any holders do not exercise their rights to convert the 4 1/2% Debentures into shares of Common Stock prior to any redemption thereof, the Company may use a portion of the proceeds from this offering in payment of the applicable redemption price for any such 4 1/2% Debentures not so converted. However, there can be no assurance that the Company will call for such redemption.

  Pending such use, net proceeds will be invested in short-term interest-bearing instruments. To the extent that the net proceeds, revolving credit facility, and funds from operations are insufficient to finance the Company's expansion plans, the Company intends to seek additional capital from future equity and/or debt financings, although there can be no assurance of the availability or terms of such funds in the future.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The following table sets forth, for each of the Company's fiscal quarters indicated below, the high and low sale prices of the Common Stock as quoted on the Nasdaq National Market as reported by The Wall Street Journal (Western Edition).

                                                                 HIGH     LOW
                                                                ------- -------
      1995:
        First Quarter (ended April 16, 1995)...................  19 7/8  14 1/2
        Second Quarter (ended July 9, 1995)....................  26 5/8  16 7/8
        Third Quarter (ended October 1, 1995)..................  27 1/2  23
        Fourth Quarter (ended December 31, 1995)...............  35 7/8  25 7/8
      1996:
        First Quarter (ended April 21, 1996)...................  37 5/8  27 3/8
        Second Quarter (ended July 14, 1996)...................  37      27 1/4
        Third Quarter (ended October 6, 1996)..................  36 3/8  24 1/8
        Fourth Quarter (ended December 29, 1996)...............  41 1/2  31 3/8
      1997:
        First Quarter (from December 30, 1996 through February
         28, 1997)............................................. 38 1/4   30 7/8

  On March 5, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $32 1/4 per share. At March 5, 1997, there were approximately 2,900 record holders of the Common Stock.

  The Company has never paid cash dividends on its Common Stock and the Board of Directors intends to continue a policy of retaining any earnings for use in the Company's operations. The Company does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's current senior credit facilities prohibit the payment of any cash dividends.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 29, 1996 and as adjusted to give effect to this offering and application of the net proceeds therefrom. See "Use of Proceeds". This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included or incorporated in this Prospectus.

                                                      DECEMBER 29, 1996
                                              -----------------------------------
                                                   ACTUAL         AS ADJUSTED
                                              ----------------- -----------------
                                              (IN THOUSANDS, EXCEPT SHARE DATA)
SHORT-TERM DEBT.............................. $             --  $           --
                                              ================= ===============
LONG-TERM DEBT:
  Senior credit facilities(1)................ $             --  $           --
  4 1/2% Convertible Subordinated Debentures
   due 2004(2)...............................           129,841         129,841
   % Convertible Subordinated Debentures due
    2004.....................................               --
  Liquid Yield Option Notes due 2015.........           182,613         182,613
                                              ----------------- ---------------
    Total long-term debt.....................           312,454
STOCKHOLDERS' EQUITY:
  Preferred Stock, $.01 par value; 20,000,000
   shares authorized; no shares
   issued and outstanding....................               --              --
  Common Stock, $.01 par value; 480,000,000
   shares authorized; 64,245,868 shares is-
   sued and outstanding......................               642             642
  Additional paid-in capital.................           827,611         827,611
  Retained earnings..........................           107,587         107,587
                                              ----------------- ---------------
    Total stockholders' equity...............           935,840         935,840
                                              ----------------- ---------------
    Total capitalization.....................        $1,248,294 $
                                              ================= ===============

--------
(1) As of March 3, 1997, the Company had $11.5 million outstanding under its revolving credit facility. See "Use of Proceeds". In addition, as of March 3, 1997, the Company had $254.3 million outstanding under its senior secured master lease facilities. The master lease facilities are accounted for as operating leases. ENBC also has a $45.0 million senior secured revolving bank credit facility, no borrowings under which were outstanding as of March 3, 1997.
(2) Following completion of this offering, the Company anticipates it will call for the redemption of its outstanding 4 1/2% Debentures in accordance with the terms of the indenture related thereto.

                 SELECTED CONSOLIDATED FINANCIAL AND STORE DATA
           (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF STORES)

  The following table sets forth selected consolidated financial and store data for the Company. This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included or incorporated by reference in this Prospectus.

                                                                            THREE QUARTERS
                                    FISCAL YEARS ENDED (1)                     ENDED(1)
                         ------------------------------------------------  ------------------
                         DEC. 29,  DEC. 27,  DEC. 26,  DEC. 25,  DEC. 31,  OCT. 1,   OCT. 6,
                           1991      1992      1993      1994    1995(2)     1995    1996(3)
                         --------  --------  --------  --------  --------  --------  --------
                                                                              (UNAUDITED)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Revenue:
 Royalties and fran-
  chise related fees.... $ 1,374   $ 2,627   $ 12,681  $ 55,235  $107,913  $ 73,163  $130,816
 Company-operated
  stores................   3,865     5,656     29,849    40,916    51,566    40,415    55,402
                         -------   -------   --------  --------  --------  --------  --------
   Total revenue........   5,239     8,283     42,530    96,151   159,479   113,578   186,218
Costs and expenses:
 Cost of products sold..   1,429     2,241     11,287    15,876    19,737    15,111    20,515
 Salaries and benefits..   2,872     7,110     15,437    22,637    31,137    22,958    29,699
 General and adminis-
  trative...............   3,529     5,241     13,879    27,930    41,367    28,689    58,084(4)
 Provision for reloca-
  tion..................     --        --         --      5,097       --        --        --
                         -------   -------   --------  --------  --------  --------  --------
   Total costs and ex-
    penses..............   7,830    14,592     40,603    71,540    92,241    66,758   108,298
                         -------   -------   --------  --------  --------  --------  --------
Income (loss) from
 operation..............  (2,591)   (6,309)     1,927    24,611    67,238    46,820    77,920
Other income (expense)..      23       459       (280)   (4,161)  (12,865)   (9,112)    4,956(5)
                         -------   -------   --------  --------  --------  --------  --------
Income (loss) before
 income taxes...........  (2,568)   (5,850)     1,647    20,450    54,373    37,708    82,876
Income taxes............     --        --         --      4,277    20,814    14,358    30,992
Minority interest in
 (earnings) of
 subsidiary.............     --        --         --        --        --        --     (3,019)
                         -------   -------   --------  --------  --------  --------  --------
Net income (loss)....... $(2,568)  $(5,850)  $  1,647  $ 16,173  $ 33,559  $ 23,350  $ 48,865
                         =======   =======   ========  ========  ========  ========  ========
 Net income (loss) per
  common and equivalent
  share.................   (0.14)  $ (0.21)  $   0.06  $   0.38  $   0.66  $   0.47  $   0.74
                         =======   =======   ========  ========  ========  ========  ========
 Weighted average num-
  ber of common and
  equivalent shares
  outstanding...........  18,776    28,495     32,667    42,861    50,972    49,695    66,091
                         =======   =======   ========  ========  ========  ========  ========
Ratio of earnings to
 fixed charges(6).......     --        --        2.38      3.97      4.23      4.32      5.77
STORE DATA (UNAUDITED):
 Systemwide Boston Mar-
  ket store revenue(7).. $20,752   $42,654   $152,056  $383,691  $792,948  $556,318  $861,120
 Number of Boston Mar-
  ket stores in opera-
  tion at period end:
   Company-operated.....       5        19         38        41         3        48        96
   Financed area devel-
    opers...............     --          3         78       314       712       578       909
                         -------   -------   --------  --------  --------  --------  --------
     Subtotal...........       5        22        116       355       715       626     1,005
   Other franchisees....      29        61        101       179       114       128        18
                         -------   -------   --------  --------  --------  --------  --------
     Total..............      34        83        217       534       829       754     1,023
                         =======   =======   ========  ========  ========  ========  ========

                                                            AT OCTOBER 6, 1996
                                                          ----------------------
                                                                         AS
                                                            ACTUAL   ADJUSTED(8)
                                                          ---------- -----------
                                                               (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
 Working capital........................................  $   49,849  $
 Notes receivable.......................................     710,111   710,111
 Total assets...........................................   1,422,770
 Long-term debt.........................................     310,435
 Stockholders' equity...................................  $  912,329  $912,329

-------
(1) The Company's fiscal year is the 52/53-week period ending on the last Sunday in December and normally consists of 13 four-week periods. The first quarter consists of four periods and each of the remaining quarters consists of three periods.
(2) On June 17, 1996, the Company began consolidating ENBC's results of operations as a result of the Company's conversion of its loan to ENBC into a majority equity interest in ENBC's common stock. Giving pro forma effect to the Company's loan conversion as of the beginning of the Company's 1995 fiscal year, revenue, net income, and net income per common and equivalent share were $183,985,000, $338,000, and $0.00, respectively. See the Company's unaudited pro forma consolidated financial statements and notes thereto included in the Company's Current Report on Form 8-K/A filed with the Commission on September 3, 1996 which is incorporated by reference.
(3) On June 17, 1996, the Company began consolidating ENBC's results of operations as a result of the Company's conversion of its loan to ENBC into a majority equity interest in ENBC's common stock. Giving pro forma effect to the Company's loan conversion as of the beginning of the Company's 1995 fiscal year, revenue, net income, and net income per common and equivalent share were $213,740,000, $41,431,000, and $0.63, respectively.
(4) Includes a non-recurring charge of approximately $15.0 million.
(5) Includes a non-recurring gain of approximately $14.8 million.
(6) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and fixed charges. Fixed charges include interest expense and a percentage of rents which management deems representative of an interest factor. For the years ended December 29, 1991 and December 27, 1992, earnings before fixed charges were insufficient to cover fixed charges by $2,568,000 and $5,850,000, respectively.
(7) Includes gross revenue for all stores in the Boston Market system.
(8) Adjusted to reflect the consummation of this offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds". See also "Capitalization".

   MANAGEMENT'S DISCUSSION AND ANALYSIS OFFINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

QUARTER AND THREE QUARTERS ENDED OCTOBER 6, 1996 COMPARED TO QUARTER AND THREE QUARTERS ENDED OCTOBER 1, 1995

General

  On June 17, 1996, the Company converted its loan to ENBC into ENBC common stock. On April 22, 1996, the Company acquired a 93% interest in Mid-Atlantic Restaurant Systems L.P. ("Mid-Atlantic"), its Boston Market area developer in the Philadelphia area. During the quarter ended October 6, 1996, Mid-Atlantic acquired additional Boston Market stores. As a result of the conversion of the ENBC loan, the revenue previously generated from ENBC by the Company as a lender and service provider has been eliminated in consolidation and replaced with revenue (and operating expenses) from ENBC franchise operations as well as from ENBC-operated stores. As a result of the acquisition of Mid-Atlantic and its subsequent acquisition of stores, the revenue previously generated by the Company as a franchisor, lender and service provider has been eliminated in consolidation and replaced with revenue (and operating expenses) from Company-operated stores. The foregoing results are adjusted in the "minority interest" line item to reflect the minority interest not owned by the Company. As a result of these transactions, the operating results for the period are not readily comparable to those for the quarter ended October 1, 1995.

  As of October 6, 1996, the Company owned 95 Boston Market stores in the Philadelphia market. The following table sets forth store performance data for these stores:

                                                                 QUARTER ENDED
                                                                OCTOBER 6, 1996
                                                                ---------------
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
      Net sales................................................ $25,964.5 100.0%
      Food and paper costs.....................................   9,606.2  37.0%
      Salaries and benefits....................................   6,614.0  25.5%
      Operating expenses.......................................   2,033.8   7.8%
      Occupancy and advertising costs..........................   2,813.5  10.8%
                                                                --------- -----
      Store cash flow.......................................... $ 4,897.0  18.9%
                                                                ========= =====

Results of Operations

  Store Activity. The results of operations are significantly impacted by the number of stores opened during the quarter. The following table sets forth systemwide store activity for the Company and ENBC for the period indicated.

                                                  QUARTER ENDED OCTOBER 6, 1996
                                                  ------------------------------
                                                  BEGINNING STORES STORES ENDING
                                                   STORES   OPENED CLOSED STORES
                                                  --------- ------ ------ ------
      Boston Market..............................    957      67     (1)  1,023
      ENBC.......................................    188      53      0     241

  Revenue. Total revenue increased 92% for the quarter ended October 6, 1996 over the prior comparable quarter. For the three quarters ended October 6, 1996, total revenue increased 64% over the prior comparable period. Royalties and franchise related fees increased 72% for the quarter ended October 6, 1996 and increased 79% for the three quarters ended October 6, 1996. The increases in royalties and franchise related fees were primarily attributable to higher interest income from loans made to Boston Market area developers, higher royalties due to higher systemwide store revenue in the Boston Market system, and the inclusion of ENBC's royalties and franchise related fees from the date of conversion of the Company's loan to ENBC into ENBC common stock. The increases in interest income were due to higher outstanding loan balances associated primarily with increases in stores opened by area developers. Higher royalties were the result of an increase in

Boston Market systemwide store revenue which increased to $288.9 million in the quarter ended October 6, 1996, up 46% from $197.5 million for the prior comparable quarter. Systemwide store revenue increased to $861.1 million in the three quarters ended October 6, 1996, up 55% from $556.3 million for the prior comparable period. The increase in systemwide store revenue was due primarily to an increase in the number of Boston Market stores open and higher weekly per store averages ("WPSAs") for the Boston Market system, which increased 5.7% to $24,716 for the quarter ended October 6, 1996, from $23,388 in the prior comparable quarter. WPSAs increased 7.1% to $23,673 for the three quarters ended October 6, 1996, from $22,098 in the comparable 1995 period. WPSA represents the weekly per store average gross revenue for all stores in the Boston Market system based upon the actual number of days the stores are open in the reporting period. The inclusion of ENBC's royalties and franchise related fees from the date of conversion accounted for 42% of the increase in royalty and franchise related fees for the third quarter and 19% of the increase for the three quarters ended October 6, 1996.

  Revenue from Boston Market Company-operated stores is significantly affected by the average number of such stores in the periods being compared. The average number of Boston Market Company-operated stores for the third quarter of 1996 was 94 compared to 32 for the third quarter of 1995. The average number of Boston Market Company-operated stores for the three quarters ended October 6, 1996 was 53 compared to 39 in the comparable 1995 period. This change in average number is attributable to the timing of store sales to area developers in 1995 and the acquisition of stores in 1996. Revenue from Company-operated stores increased 137% for the third quarter of 1996 compared with the comparable 1995 quarter and increased 37% for the three quarters ended October 6, 1996 compared with the comparable 1995 period. The increase for these periods was due to a combination of a higher average number of Boston Market Company-operated stores and the inclusion of ENBC-operated stores from the date of conversion. The inclusion of revenue from ENBC-operated stores from the date of conversion accounted for 14% of the increase in store revenue for the third quarter and 39% of the increase for the three quarters ended October 6, 1996.

  Cost of Products Sold. As a result of the higher average number of Boston Market Company-operated stores operating in the quarter ended October 6, 1996, cost of products sold increased 134% compared with the prior comparable quarter. Cost of products sold increased 36% for the three quarters ended October 6, 1996, compared with the comparable 1995 period also as a result of the higher average numbers of Boston Market Company-operated stores operating in the three quarters ended October 6, 1996, compared with the prior comparable period. ENBC-operated stores included from the date of conversion accounted for 13% of the increase in cost of products sold for the third quarter and 37% of the increase for the three quarters ended October 6, 1996.

  Salaries and Benefits. Primarily as a result of the higher average number of Boston Market Company-operated stores operating in the quarter ended October 6, 1996, salaries and benefits increased 86% compared with the comparable 1995 quarter. The increase for the third quarter of 1996 was also due to the inclusion of ENBC employees from the date of conversion and an increased number of employees at the Company's support center. ENBC accounted for 31% of the increase in salaries and benefits for the third quarter. Salaries and benefits increased 29% for the three quarters ended October 6, 1996 compared with the comparable 1995 period. The increase in salaries and benefits for the three quarters ended October 6, 1996 was due to an increased number of employees at the Company's support center and the inclusion of ENBC employees from the date of conversion. ENBC accounted for 34% of the increase in salaries and benefits for the three quarters ended October 6, 1996.

  General and Administrative. Included in general and administrative expenses for the quarter and three quarters ended October 6, 1996, was a non-recurring provision of approximately $15.0 million to purchase store equipment from Boston Market area developers which will be made obsolete due to the introduction of a new service system designed to provide faster customer service. Absent this provision, general and administrative expenses increased 96% for the quarter ended October 6, 1996 over the comparable 1995 quarter and increased 50% for the three quarters ended October 6, 1996 over the comparable 1995 period. The increase for the quarter was attributable to inclusion of ENBC's general and administrative expenses from the date of conversion, greater depreciation and amortization expense, and a higher average number of Company-operated Boston Market stores.

ENBC accounted for 13% of the increase in general and administrative expenses for the third quarter. The increase for the three quarters ended October 6, 1996 was primarily attributable to greater depreciation and amortization expense, an increase in the general and administrative expenses at the support center necessary to support systemwide expansion, and inclusion of ENBC's general and administrative expenses from the date of conversion. ENBC accounted for 14% of the increase. Included in general and administrative expenses were depreciation and amortization charges of $6.3 million for the third quarter of 1996 compared with $2.9 million in the third quarter of 1995. Depreciation and amortization charges were $15.6 million for the three quarters ended October 6, 1996, compared with $8.4 million for the comparable 1995 period. The increases in depreciation and amortization expense were primarily attributable to the goodwill associated with the acquisition of Mid-Atlantic and the conversion of the ENBC loan, as well as a higher fixed asset base reflecting the Company's and ENBC's investment in support center infrastructure.

  Other Income (Expense). Included in other income (expense) for the quarter and three quarters ended October 6, 1996, was approximately a $14.8 million gain recognized as a result of ENBC issuing 4.4 million shares of common stock to third parties in the third quarter. Absent this gain, the Company had a net expense of $3.8 million in the third quarter of 1996 compared to a net expense of $4.6 million in the comparable quarter of 1995 and a net expense of $9.8 million for the three quarters ended October 6, 1996 compared to a net expense of $9.1 million in the comparable 1995 period. The decrease in the expense in the 1996 quarter was attributable to additional interest income earned in the third quarter of 1996. The increase in the expense for the three quarters ended October 6, 1996 was due to additional interest expense incurred in 1996 resulting from the LYONs being outstanding for the entire period in 1996 versus only a portion of the year in 1995.

  Income Taxes. The provision for income taxes for 1996 is based upon the Company's and ENBC's anticipated tax rates.

  Minority Interest. The minority interest in the earnings of subsidiary of $2.0 million for the quarter and $3.0 million for the three quarters ended October 6, 1996, represents the minority ownership interest in the earnings of ENBC.

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994 AND FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993.

General

  The total number of stores in the Boston Market system increased from 217 at the year ended December 26, 1993 to 829 at the year ended December 31, 1995. Gross systemwide store revenue for the Boston Market system was $792.9 million for the year ended December 31, 1995, compared to $152.1 million for the year ended December 26, 1993.

  During fiscal year 1995, a majority of the Boston Market stores operated by the Company and its area developers had been open for less than two years. Consequently, operating results achieved through fiscal year 1995 may not be indicative of the results that may be achieved in the future by the Company or its area developers.

Results of Operations

 Fiscal Year 1995 Compared to Fiscal Year 1994

  Revenue. Total revenue increased 66% for 1995 from 1994. Royalty and franchise related fees increased 95% primarily due to an increase in royalties attributable to the larger base of franchise stores operating systemwide, from 493 stores at December 25, 1994 to 826 stores at December 31, 1995, higher interest income generated on increased loans made to certain area developers, and an increase in lease and real estate services income.

  Revenue from Company-operated stores increased 26% for 1995 from 1994 due to a combination of a higher average number of Company-operated stores open and higher average store revenue during 1995. The Company had three Company-operated stores at December 31, 1995 compared to 41 at December 25, 1994. During 1995, the Company sold 91 Company-operated stores which it had opened to seed development in certain new markets prior to executing area development agreements for such markets.

  Cost of Products Sold. Cost of products sold increased 24% for 1995 from 1994 primarily due to an increase in the number of Company-operated stores open and higher average store revenue during the year. Management does not believe that the cost of products sold as a percentage of store revenue at Company-operated stores is indicative of cost of products sold as a percentage of store revenue at franchise stores due to the Company's practice of opening new stores primarily to seed new markets. These newer stores tend to have higher food and paper costs as a result of increased food usage for free tasting, inefficiencies resulting from employee inexperience, and a lack of store-specific operating history to assist in forecasting daily food production needs.

  Salaries and Benefits. Salaries and benefits increased 38% for 1995 from 1994. The increase resulted from an increase in the number of employees at the Company's support center necessary to support systemwide expansion and an increase in the number of employees at Company-operated stores due to a higher average number of Company-operated stores open during the year.

  General and Administrative. General and administrative expenses increased 48% for 1995 from 1994. The increase is attributable to the continued development of the Company's support center infrastructure necessary to support systemwide expansion and higher general and administrative expenses at Company-operated stores resulting from a higher average number of Company-operated stores open during the year. Included in general and administrative expenses were depreciation and amortization charges of $11.4 million in 1995 and $6.1 million in 1994. The increase in depreciation and amortization expense is primarily attributable to a substantially higher fixed asset base reflecting the Company's investment in its infrastructure.

  Other Expense. The Company incurred other expense of $12.9 million in 1995, compared with other expense of $4.2 million in 1994. This increase reflects higher net interest expense, primarily attributable to the Company's 4 1/2% Debentures, which were outstanding during all of 1995, interest expense on the Company's LYONs commencing in June 1995, and short-term borrowings under its unsecured credit facility, partially offset by higher interest income.

  Income Taxes. The provision for income taxes for 1995 reflects the Company's expected effective tax rate.

 Fiscal Year 1994 Compared to Fiscal Year 1993

  Revenue. Total revenue increased 126% for 1994 from 1993. Royalty and franchise related fees increased 335% primarily due to an increase in royalties attributable to the larger base of franchise stores operating systemwide, from 179 stores at December 26, 1993 to 493 stores at December 25, 1994, an increase in franchise fees related to the increase in the number of stores that commenced operation as franchised stores during the year, and higher interest income generated on increased loans made to certain area developers. Additional factors contributing to the increase in revenue from royalty and franchise related fees include an increase in lease income due to a higher number of store sites which the Company owns and leases to area developers and recognition of software license and maintenance fees for store-level computer software systems developed by the Company for use by franchisees. No software-related fees were earned in 1993.

  Revenue from Company-operated stores increased 37% for 1994 from 1993. This increase was due to a higher average number of Company-operated stores open during the year. The Company had 38 Company-operated stores at December 26, 1993, compared to 41 at December 25, 1994. During 1994, the Company sold 54 Company-operated stores which it had opened to seed new markets.

  Cost of Products Sold. Cost of products sold increased 41% for 1994 from 1993. This increase was primarily due to an increase in the number of Company-operated stores open during 1994. Management does not believe that the cost of products sold as a percentage of store revenue at Company-operated stores is indicative of cost of products sold as a percentage of store revenue at franchise stores due to the Company's practice of opening new stores primarily to seed new markets. These newer stores, which constituted the majority of the Company-operated store base, tend to have higher food and paper costs as a result of increased food usage for free tasting, inefficiencies resulting from employee inexperience, and a lack of store-specific operating history to assist in forecasting daily food production needs.

  Salaries and Benefits. Salaries and benefits increased 47% for 1994 from 1993. The increase resulted from an increase in the number of employees at the Company's support center necessary to support systemwide expansion and an increase in the number of employees at Company-operated stores due to a higher average number of Company-operated stores open during the year.

  General and Administrative. General and administrative expenses increased 101% for 1994 from 1993. The increase is attributable to the development of the Company's support center infrastructure necessary to support systemwide expansion and higher general and administrative expenses at Company-operated stores resulting from a higher average number of Company-operated stores open during the year. Included in general and administrative expenses were depreciation and amortization charges of $6.1 million in 1994 and $2.0 million in 1993. The increase in depreciation and amortization expense is primarily attributable to a substantially higher fixed asset base reflecting the Company's investment in its infrastructure.

  Provision for Relocation. In September 1994, the Company consolidated its four Chicago-based support center facilities into a single facility and relocated to Golden, Colorado. The total cost of the relocation was $5.1 million.

  Other Expense. The Company incurred other expense of $4.2 million in 1994, compared with other expense of $0.3 million in 1993. This increase reflects higher interest expense, primarily attributable to the 4 1/2% Debentures and short-term borrowings under its unsecured credit facility, partially offset by higher interest income.

  Income Taxes. Included in income taxes in 1994 is a $3.5 million benefit reflecting an adjustment to the valuation allowance previously provided against deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

  Liquidity. The Company's and ENBC's principal capital requirements relate to establishing brand awareness and leadership by providing partial financing to area developers for their use in rapid store development and to finance their working capital needs. As of December 31, 1995, the Company had secured loan commitments to its Boston Market financed area developers aggregating approximately $614.1 million, of which approximately $411.4 million had been advanced. As of October 6, 1996, the Company had secured loan commitments to its Boston Market financed area developers aggregating approximately $761.4 million, of which approximately $590.7 million had been advanced. As of October 6, 1996, ENBC had secured loan commitments to its area developers aggregating approximately $210.8 million, of which approximately $100.7 million had been advanced.

  As a result of executing the rapid expansion strategy required by the Company, Boston Market financed area developers have incurred aggregate net losses in each of fiscal years 1995, 1994, and 1993 as follows: $149.1 million in 1995, $47.0 million in 1994, and $9.8 million in 1993. These losses include
(a) depreciation and amortization charges of approximately $49 million, (b) approximately $86 million attributable to development overhead, scale inefficiencies in operating overhead, and other start-up costs which the Company believes are necessary to establish the Boston Market brand in new territories and open stores at a rate sufficient to gain a competitive advantage over similar concepts, and (c) royalties, interest, and other franchise related fees that would no longer be incurred in the event the Company were to acquire, or convert its convertible secured loans to, such financed area developers. As a result of the foregoing factors, as well as ongoing improvements to store operating performance, the Company does not consider these start-up losses to be a meaningful financial measure during this rapid expansion phase (i.e. that period during which new stores constitute a significant percentage of stores open in an area of dominant influence). The Company believes the rapid expansion phase for most of its developers should last approximately four to five years from the time significant development commences in such area developer's area of dominant influence. As the rapid expansion phase ends, the size of the area developer's store base should enable the developer to gradually reduce and eventually recover such start-up losses. The reduction in and recovery of losses is expected to be driven primarily by lower development overhead, increased operational and advertising efficiencies, greater economies of scale, and further increases in store revenue through continued product and service enhancements. The point at which losses may be recovered will vary by area developer depending primarily upon the size and timing of the area developer's store development schedule, the achievement of advertising efficiency, the level of interest charges, the intensity of regional competition, and the quality of management; however, there can be no assurance that such losses will be recovered. Because the financed area developers are generally two to three years into significant store development in their respective areas of dominant influence, the Company's financed area developers continued their rapid expansion phase in 1996 in most of their areas of dominant influence and the Company believes such area developers will remain in such rapid expansion phase during 1997. Accordingly, the Company expects that fiscal 1996 financed area developer financial results (excluding results from financed area developers whose loans have been converted or whose loans the Company has agreed to convert) will show aggregate net losses comparable to net losses incurred by the Company's financed area developers in fiscal 1995; however, the Company believes that area developer aggregate net losses will begin to decline in fiscal 1997. Subsequent to the completion of the rapid expansion phase, the Company expects area developer profitability to be a more meaningful factor in assessing loan recoverability and any future loan commitments. Although the Company believes its current financed area developers will achieve such profitability, in the event the foregoing strategy does not come to fruition or an area developer otherwise fails to achieve a sufficient level of profitability subsequent to the completion of its rapid expansion phase, such event could have a material adverse impact on the Company's financial position and results of operations. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 8.

  ENBC's area developers are pursuing a similar rapid expansion strategy and the Company believes such area developers will also incur net losses during their rapid expansion phase. The Company also believes, however, that the foregoing factors applicable to start-up losses and recovery will apply to ENBC area developers as well. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 8.

  Pursuant to the terms of the loan agreements with its area developers, the Company may convert all or any portion of the convertible loan amount into equity of the area developer after a moratorium period, provided generally the area developer has completed not less than 80% of its area development commitment or in the event of certain defaults. Any determination to convert any area developer loan or otherwise acquire an equity interest would involve a variety of economic and operational considerations, including the projected financial impact of converting the loan, the status of the area developer's market penetration, the performance of the area developer's stores, the Company's desire to own such stores and the willingness of the Company to incur the risk of owning stores versus receiving income as a franchisor, lender and service provider, the Company's ability to manage such stores if necessary, the future capital requirements of the area developer and its ability to raise such capital, and the demand on Company resources. Any such conversion could occur in conjunction with combinations of existing area developers with one another or otherwise. In addition, any loan conversion or other acquisition of an equity interest in an area developer by the Company would not be indicative of whether the Company intended to, or would, convert or otherwise acquire an equity interest in any other area developer. Upon a conversion pursuant to which the Company becomes the majority equity owner of the area developer, the Company would consolidate the area developer's operations in its financial statements. Consequently, the franchise and related fees earned by the Company (including interest, royalties, real estate related, software, and other fees) from such an area developer would be eliminated in consolidation. The operating results of the area developer (primarily store revenue, less expenses) would be included in the Company's financial results. Such results would be adjusted for any remaining minority interest in such area developer not acquired by the Company.

  In 1995, the Company sold 91 Boston Market stores to its area developers in the Minneapolis/St. Paul, Omaha, Kansas City, Des Moines, St. Louis, New York, New Jersey, San Francisco, San Jose, and Detroit metropolitan areas. In addition to opening stores to seed development in new markets and subsequently selling such stores to the new area developer for such market, the Company purchases and resells Boston Market stores in markets with multiple area developers or franchisees, primarily to facilitate consolidation of such markets. In connection with these consolidation activities, in 1995, the Company acquired 58 Boston Market stores, 55 of which have been sold to the Company's area developers. The aggregate proceeds from the sale of Company-operated stores developed to seed new markets and from the sale of stores which were acquired to consolidate markets were approximately $61.2 million in 1995. There were no material gains or losses recognized as a result of these sales. The Company issued a total of 686,781 shares of its Common Stock in 1995 pursuant to its "shelf" registration statement for the acquisition of 56 of the aforementioned Boston Market stores. In addition, in 1995 and 1996, the Company issued to ENBC a total of 750,000 shares and 1,951,615 shares, respectively, of registered Common Stock in partial satisfaction of the Company's funding obligations under its convertible secured loan agreement with ENBC. The Company believes that substantially all of the shares issued in connection with these transactions have been sold by the recipients.

  Capital Resources. For the year ended December 31, 1995, the Company's primary sources of capital included $55.5 million generated from operating activities, $172.5 million from the sale of the LYONs, and $385.4 million from the sale of shares of Common Stock. For the three quarters ended October 6, 1996, the Company generated approximately $49.0 million of cash from operating activities and $170.7 million from the issuance of shares of the Company's Common Stock and ENBC common stock. In August 1996, ENBC completed an initial public offering and other financings which in the aggregate raised net proceeds of $86.0 million, including an investment by the Company of $31.6 million. Of such net proceeds, approximately $45.0 million was used to repay the balance outstanding under ENBC's bank revolving credit facility.

  As of October 6, 1996, the Company had $59.4 million available in cash and cash equivalents and $108.3 million available under its revolving credit facilities.

  In December 1996, the Company terminated its existing revolving credit facility and entered into a new $110.0 million senior revolving credit facility. Borrowings under the revolving credit facility bear interest at either the agent's reference rate plus an applicable margin, or at the Company's option, the eurodollar rate plus an applicable margin. The revolving credit agreement is secured by certain assets of the Company and expires in December 1999. The Company also entered into a new $190.0 million senior secured credit facility, structured as a master lease (the "1996 master lease facility"), which provides financing for equipment, real estate, and leasehold improvements for stores operated by the Company and its area developers. The 1996 master lease facility is accounted for as an operating lease, bears interest at LIBOR plus an applicable margin, and has terms, including renewal options, of between three and five years. As of December 29, 1996, the Company had utilized approximately $149.0 million of the facility. Availability of borrowings under the Company's revolving credit facility and the 1996 master lease facility is formula-based. In connection with the revolving credit facility and the 1996 master lease facility, the Company also entered into a facilities agreement, which contains affirmative, negative, and financial covenants governing both such facilities. The revolving credit facility and the 1996 master lease facility are also cross-collateralized and cross-defaulted.

  The Company anticipates that it and ENBC, and their respective area developers will have need for additional financing dependent primarily on the number of stores opened, the cost of such stores, and store operating results. In addition, the Company expects that BMI, its area developers, franchisees, licensees, and/or joint venture partners, and PFCI will have need for additional financing. The Company's capital requirements depend primarily on the amount and timing of borrowings under the loan agreements between the Company and its area developers and the Company and ENBC, BMI, and PFCI. The Company, ENBC, and the other aforementioned entities may seek additional funds from offerings of debt or equity securities. There can be no assurance that the Company, ENBC, or such entities will be able to raise such funds on satisfactory terms when needed. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 8.

SEASONALITY

  Historically, the Company has experienced lower average store revenue in the months of January and February as a result of inclement weather.

IMPACT OF INFLATION

  The Company believes that inflation has not had a material impact on its operations to date. Substantial increases in labor, employee benefits, food, and other operating expenses could adversely affect the operations of Boston Market, Einstein Bros. Bagels and Noah's New York Bagels stores.

                           DESCRIPTION OF DEBENTURES

  The Debentures will be issued pursuant to an indenture to be dated as of
       , 1997 (the "Indenture") between the Company, as issuer, and Bankers Trust Company, as trustee (the "Trustee"). A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the Debentures will include those stated in the Indenture and those provisions required by, or made a part of the Indenture by reference to, the Trust Indenture Act of 1939, as in effect on the date of the Indenture (the "Trust Indenture Act"). The Debentures will be subject to all such terms, and prospective investors are referred to the Indenture for a statement thereof.

  The following summary of the Debentures does not purport to be complete and is qualified in its entirety by express reference to the Debentures and the Indenture, which are incorporated by reference as a part of such summary. Capitalized terms defined in the Indenture shall have the same meanings herein.

GENERAL

  The Debentures will be subordinated unsecured obligations of the Company, will be limited to an aggregate principal amount of $250,000,000 ($287,500,000 if the Underwriters' over-allotment option is exercised in full), and will
mature on        , 2004.

  The Debentures will bear interest from the date of issuance at the rate per annum shown on the cover page of this Prospectus. Interest will be payable semi-annually on and of each year, commencing , 1997, to Holders of record at the close of business on or preceding each such interest payment date. Principal of and interest on the Debentures will be payable at the office of the Paying Agent. Interest on the Debentures will be mailed to each Holder's registered address. The Trustee will initially act as the Paying Agent.

  The Debentures will be issued only in registered form, without coupons, and only in denominations of $1,000 and integral multiples thereof. Debentures may be presented for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar. The Trustee will initially act as the Conversion Agent and Registrar. Any exchange or transfer will be without charge, except that the Company or the Registrar may, subject to certain exceptions, require payment of a sum sufficient to cover any tax, assessment, or other governmental charge that may be imposed in relation thereto.

CONVERSION RIGHTS

  A Holder may, at any time prior to maturity, convert the principal amount of a Debenture (or any portion thereof equal to $1,000 or an integral multiple of $1,000) into shares of Common Stock at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below (the "Conversion Price"). The right to convert a Debenture called for redemption will terminate at the close of business on the Redemption Date for such Debenture or such earlier date as the Holder presents the Debenture for redemption (unless the Company shall default in making the redemption payment when due, in which case the conversion right shall terminate at the close of business on the date such default is cured and such Debenture is redeemed). A Debenture for which a Holder has delivered a Change in Control Purchase Notice exercising the option of such Holder to require the Company to purchase such Debenture may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the Holder to the Paying Agent prior to the close of business on the Change in Control Purchase Date in accordance with the Indenture.

  No payment or adjustment will be made for dividends or distributions with respect to shares of Common Stock issued upon conversion of a Debenture. Except as otherwise provided in the Indenture, interest accrued shall not be paid on Debentures converted. If any Holder surrenders a Debenture for conversion between the record date for the payment of an installment of interest and the related interest payment date, then, notwithstanding such conversion, the interest payable on such interest payment date will be paid to the Holder on such record date. However, in such event, such Debenture, when surrendered for conversion, must be accompanied by delivery by such Holder of a check or draft payable in an amount equal to the interest payable on such interest payment date on the portion so converted. Notwithstanding the foregoing, if any Debenture is
called for redemption on        , 2000 and such Debenture is surrendered for
conversion at any time during the ten business days immediately preceding the date fixed for redemption, interest shall accrue on such Debenture through, but not including, the date fixed for redemption and shall be payable on such redemption date to the person who surrenders such Debenture for conversion and the conversion date of such Debenture will be deemed to be the redemption date. No fractional shares will be issued upon conversion, but a cash payment will be made for any fractional interest based upon the current market price of the Common Stock.

  The Conversion Price is subject to adjustment upon the occurrence of certain events, including (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock, (ii) the subdivision or combination of the outstanding Common Stock, (iii) the issuance to all or substantially all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share, as defined, (iv) the distribution to all or substantially all holders of Common Stock of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness, or other non-cash assets (including securities of any company other than the Company), (v) the distribution to all or substantially all holders of Common Stock of rights or warrants to subscribe for its securities (other than those referred to in (iii) above), and (vi) the distribution to all or substantially all holders of Common Stock of cash in an aggregate amount that (together with all other cash distributions to all or substantially all holders of Common Stock made within the preceding 12 months not triggering a Conversion Price adjustment) exceeds an amount equal to 20% of the Company's market capitalization on the Business Day immediately preceding the day on which the Company declares such distribution. In the event of a distribution pro rata to holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those referred to in (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provisions so that each Holder who converts a Debenture (or any portion thereof) after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon conversion, an appropriate number of such rights. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments require an increase or decrease of at least 1% in the Conversion Price as last adjusted.

  Subject to any applicable right of the Holders upon a Change in Control, if the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into or sells or conveys all or substantially all of the assets of the Company as an entirety to any person, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Debentures will become convertible into the kind and amount of shares of stock and other securities and property (including cash) that the Holders would have owned immediately after the transaction if the Holders had converted the Debentures immediately before the effective date of the transaction.

  Certain adjustments to the Conversion Price to reflect the Company's issuance of certain rights, warrants, evidences of indebtedness, securities, or other property (including cash) to holders of the Common Stock may result in constructive distributions taxable as dividends to Holders of the Debentures. Similarly, if instead of adjusting the Conversion Price upon a pro rata distribution of rights to subscribe for additional shares of the Company's capital stock, as described above, the Company elects at such time to alter the consideration receivable by the holders of the Debentures upon conversion to include the rights such holders would have been entitled to if conversion had occurred prior to the record date for such distribution of rights, the alteration may result in constructive distributions taxable as dividends to Holders of the Debentures.

OPTIONAL REDEMPTION BY THE COMPANY

  The Debentures may not be redeemed at the option of the Company prior to
       , 2000. Thereafter, the Debentures may be redeemed at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice by mail.

  The redemption prices (expressed as a percentage of principal amount) are as
follows for the 12-month period beginning on        of the following years:

                      REDEMPTION
YEAR                    PRICE
----                  ----------
2000.................       %
2001.................

                      REDEMPTION
YEAR                    PRICE
----                  ----------
2002.................       %
2003.................

in each case together with accrued interest up to but not including the date of redemption.

PURCHASE OF DEBENTURES AT THE OPTION OF HOLDERS UPON A CHANGE IN CONTROL

  In the event of a Change in Control (as defined below), each Holder will have the option, subject to the terms and conditions of the Indenture, to require the Company to purchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of the Holder's Debentures as of the date that is 40 Business Days after the occurrence of such Change in Control (the "Change in Control Purchase Date") for a purchase price equal to 100% of the principal amount thereof, plus accrued interest up to but not including the Change in Control Purchase Date.

  Within ten Business Days after the occurrence of a Change in Control, the Company shall mail to the Trustee and to each Holder and cause to be published a written notice of the Change in Control, setting forth, among other things, the terms and conditions of, and the procedures required for exercise of, the Holder's right to require the purchase of such Holder's Debentures.

  To exercise the purchase right upon a Change in Control, a Holder must deliver written notice of such exercise to the Paying Agent at any time prior to the close of business on the Change in Control Purchase Date, specifying the Debentures with respect to which the purchase right is being exercised. Such notice of exercise may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent at any time prior to the close of business on the Change in Control Purchase Date.

  A Change in Control shall be deemed to have occurred if any of the following occurs after the original issuance of the Debentures:

    (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) or 14(d)(2) of the Exchange Act or any successor provision, but excluding Scott A. Beck, Saad J. Nadhir, or a person or group controlled by them or either of them (or their heirs or legatees)) of beneficial ownership, directly or indirectly, through a purchase, merger, or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise more than 50% of the total voting power of all shares of capital stock of the Company entitling the holders thereof to vote generally in elections of directors; or

    (ii) any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale, lease, or exchange of all or substantially all of the property and assets of the Company to another Person (other than (i) sales or leases of property to franchisees of the Company in the ordinary course of business or (ii) a merger which (x) does not result in any reclassification, conversion, exchange, or cancellation of outstanding shares of capital stock of the Company or (y) is effected primarily to change the jurisdiction of incorporation of the Company and results in reclassification, conversion, or exchange of outstanding shares of Common Stock solely into shares of Common Stock of the surviving entity).

A "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture, except that the Indenture requires that the number of shares of capital stock of the Company entitling the holders thereof to vote generally in the election of directors shall be deemed to include, in addition to all outstanding shares of capital stock of the Company entitling the holders thereof to vote generally in the election of directors and Unissued Shares deemed to be held by the Person with respect to which the Change in Control determination is being made, all Unissued Shares deemed to be held by all other Persons. As defined in the Indenture, "Unissued Shares" means shares of capital stock of the Company not outstanding that are subject to options, warrants, rights to purchase, or conversion privileges exercisable within 60 days of the date of determination of a Change in Control and that, upon issuance, will entitle the holders thereof to vote generally in the election of directors.

  The term "all or substantially all" as used in clause (ii) of the definition of Change in Control has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Debentures elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders of the Debentures from successfully asserting that a Change in Control has occurred.

  The Company will comply with the provisions of Rule 13e-4 and Rule 14e-1 under the Exchange Act, will file Schedule 13E-4 or any successor or similar schedule required thereunder, and will otherwise comply with all federal and state securities laws in connection with any offer by the Company to purchase Debentures at the option of the Holders upon a Change in Control.

  The Change in Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of incumbent management. The Company is not aware of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation, or otherwise, nor is the Change of Control purchase feature part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a result of negotiations between the Company and the Underwriters.

  Depending upon the terms of the transaction, a future highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving the Company's present management or directors could constitute a Change in Control. Neither the Company nor its current management has any current intention to engage in a transaction involving a Change in Control, although it is possible that the Company or its management may decide to do so in the future.

  Subject to the limitation on mergers and consolidations discussed below, the Company could, in the future, enter into certain transactions, including certain recapitalizations, the sale of all or substantially all of its assets, or the liquidation of the Company, that would not constitute a Change in Control under the Indenture, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time, substantially reduce or eliminate the Company's assets, or otherwise adversely affect the Holders of the Debentures. There are no restrictions in the Indenture on the creation of additional Senior Indebtedness (or any other indebtedness), and, under certain circumstances, the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Debentures.

  If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change in Control Purchase Price for all Debentures tendered by the Holders thereof. Because the LYONs and the 4 1/2% Debentures contain provisions substantially identical to the Change in Control purchase feature of the Debentures, upon the occurrence of a Change in Control, holders of the LYONs and the 4 1/2% Debentures will also have the right to require the Company to repurchase the LYONs and the 4 1/2% Debentures. In addition, the Company's revolving credit facility and 1996 master lease facility, each of which constitutes Senior Indebtedness, provide that a change in control (as defined therein) will constitute an event of default thereunder, the occurrence of which would cause any repurchase of the Debentures, absent a waiver, to be blocked by the subordination provisions of the Debentures. Even if such event of default did not occur or was waived, the exercise by any Holder of Debentures of the right to require the Company to repurchase Debentures as a result of the occurrence of a Change in Control could create an event of default under Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "Subordination of Debentures". Further, the terms of future Senior Indebtedness or other future indebtedness ranking pari passu in right of payment with the Debentures could require that such indebtedness be repaid upon the occurrence of a Change in Control. Failure by the Company to repurchase the Debentures when required will result in an Event of Default with respect to the Debentures whether or not such repurchase is permitted by the subordination provisions thereof.

SUBORDINATION OF DEBENTURES

  To the extent set forth in the Indenture, the Debentures will be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, assumed, or guaranteed. Upon any payment or distribution of assets of the Company in any dissolution, winding-up, liquidation, or reorganization of the Company (whether in an insolvency or bankruptcy proceeding or otherwise), all Senior Indebtedness must be paid in full (including the principal thereof, interest thereon, and fees and expenses relating thereto) before any payment is made on or in respect of the Debentures. In the event of a default in payment (whether at maturity or at a date fixed for prepayment or by acceleration or otherwise) of principal of or interest on Senior Indebtedness, no payment may be made by the Company on or in respect of the Debentures until payment in full of the Senior Indebtedness then due or cure of the default. Upon a default with respect to any Senior Indebtedness (other than a default in the payment of principal of or interest on Senior Indebtedness) permitting a holder thereof to accelerate its maturity, and upon written notice of such default to the Trustee and the Company by any holder of such Senior Indebtedness or its representative, then, unless and until such default has been cured, waived in writing, or has ceased to exist, no payment may be made by the Company in respect of the Debentures; provided that nothing in the above-described provision will prevent the making of any payment in respect of the Debentures for a period of more than 89 days after the date such written notice of default is given unless the maturity of the Senior Indebtedness has been accelerated, in which case no payment on the Debentures may be made until such acceleration has been waived or such Senior Indebtedness has been paid in full. No such subordination will prevent the occurrence of any Event of Default (as defined in the Indenture) with respect to the Debentures, but, as a result of these subordination provisions, in the event of insolvency, Holders may recover less ratably than other creditors of the Company.

  "Senior Indebtedness" means the following, whether outstanding upon issuance of the Debentures or thereafter incurred or created: (a) the principal and premium, if any, and interest on and fees, costs, enforcement expenses, collateral protection expenses, and other reimbursement or indemnity obligations in respect of all indebtedness or obligations of the Company to any Person, including but not limited to banks and other lending institutions, for money borrowed (other than that evidenced by the Debentures) or in respect of credit or other banking facilities evidenced by a note, bond, debenture, loan agreement, a lease intended as security or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of the amounts paid under letters of credit); (b) commitment or standby fees due and payable to lending institutions with respect to credit facilities available to the Company; (c) all noncontingent obligations of the Company (i) for the reimbursement of any obligor on any letter of credit, banker's acceptance, or similar credit transaction, (ii) under interest rate swaps, caps, collars, options, and similar arrangements and (iii) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract, or other foreign currency hedge; (d) all obligations of the Company for the payment of money relating to a Capitalized Lease Obligation; (e) any liabilities of others described in the preceding clauses that the Company has guaranteed or which are otherwise its legal liability; and (f) renewals, extensions, refundings, refinancings, restructurings, amendments, and modifications of any such indebtedness or guarantee. Notwithstanding anything to the contrary in the Indenture or the Debentures, "Senior Indebtedness" does not include any indebtedness of the Company (i) to any person under any employee benefit plan or to any employee or affiliates of the Company, (ii) any indebtedness or other obligation of the Company that by its terms or the terms of the instrument creating or evidencing it is stated to be not superior in right of payment to the Debentures, or (iii) indebtedness represented by the LYONs or the 4 1/2% Debentures.

  The Indenture does not limit the amount of future or additional indebtedness, including Senior Indebtedness, that the Company can create, incur, assume, or guarantee, nor does the Indenture limit the amount of indebtedness that any subsidiary can incur. All indebtedness of the Company incurred from time to time under the Company's revolving credit facility and master lease facilities will constitute Senior Indebtedness. See "Capitalization". As of March 3, 1997, the Company had approximately $282.0 million of indebtedness outstanding (excluding accrued interest thereon) that would have constituted Senior Indebtedness. The Debentures will rank pari passu with the Company's outstanding LYONs and 4 1/2% Debentures. Following completion of this offering, the Company anticipates it will call for the redemption of its outstanding 4 1/2% Debentures in accordance with the terms of the indenture related thereto.

  In addition, the Debentures will be effectively subordinated to all liabilities, including trade payables, of the Company's subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

EVENTS OF DEFAULT; NOTICE AND WAIVER

  If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency, or reorganization) occurs and is continuing, the Trustee may, by notice to the Company, declare all unpaid principal of and accrued interest to the date of acceleration on the Debentures then outstanding to be due and payable immediately. Also, in such event, the Holders of at least 25% in principal amount of the Debentures then outstanding may notify the Company and the Trustee with respect thereto, and upon the request of such Holders, the Trustee shall declare all unpaid principal of and accrued interest to the date of acceleration on the Debentures then outstanding to be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency, or reorganization shall occur, all unpaid principal of and accrued interest on the Debentures then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

  The Indenture provides that the Holders of a majority in principal amount of the Debentures may on behalf of all Holders waive any existing default or Event of Default and its consequences except a default in the payment of principal of or accrued interest on the Debentures or any default in respect of any provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Debenture affected.

  Other than granting Holders the option to require the Company to purchase all or part of their Debentures upon the occurrence of a Change in Control as described in "Purchase of Debentures at the Option of Holders Upon a Change in Control," the Indenture does not contain any covenants or other provisions designed to afford Holders protection in the event of takeovers, recapitalizations, highly leveraged transactions, or similar restructurings involving the Company.

  The following are Events of Default under the Indenture: (i) failure of the Company to pay interest for 30 days after the same is due or failure to pay principal when due; (ii) failure of the Company to comply with any of its other agreements contained in the Debentures or the Indenture for 30 days after receipt of notice of such failure; (iii) default under any bond, debenture, note, or other evidence of indebtedness for money borrowed of the Company having an aggregate outstanding principal amount of in excess of $10 million, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged, or such acceleration having been rescinded or annulled, within ten days from the date of such acceleration; and (iv) certain events of bankruptcy or insolvency, including without limitation appointment of a Custodian of the Company's property, or liquidation of the Company.

  The Trustee shall, within 90 days after the occurrence of any default known to it, give to the Holders notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of the Debentures, the Trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders.

  No Holder may pursue any remedy under the Indenture or the Debentures against the Company (except actions for payment of overdue principal or interest or for the conversion of the Debentures), unless (i) the Holder gives to the Trustee written notice of a continuing Event of Default, (ii) the Holders of at least 25% in principal amount of the outstanding Debentures make a written request to the Trustee to pursue the remedy, (iii) such Holder or Holders offer satisfactory indemnity to the Trustee against any loss, liability, or expense,
(iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity, and (v) the Trustee shall not have received during such 60-day period a contrary direction from the Holders of at least a majority in principal amount of the outstanding Debentures.

  The Company must deliver an Officer's Certificate to the Trustee within 90 days after the end of each fiscal year of the Company as to the signer's knowledge of the Company's compliance with all conditions and covenants on its part contained in the Indenture, and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the Officer's Certificate shall describe the default or Event of Default and the efforts to remedy the same.

AMENDMENT

  The Company and the Trustee may amend or supplement the Indenture or the Debentures without notice to any Holder but with the written consent of the Holders of at least a majority in principal amount of the outstanding Debentures. The Holders of a majority in principal amount of the Debentures then outstanding may waive compliance in a particular instance by the Company with any provision of the Indenture or the Debentures without notice to any Holder. Without the consent of the Holder of each Debenture affected thereby, however, an amendment, supplement, or waiver may not (i) reduce the principal amount of Debentures whose Holders must consent to an amendment, supplement, or waiver, (ii) reduce the rate of or change the time for payment of interest on any Debenture, (iii) reduce the principal of or premium on or change the fixed maturity of any Debenture or alter the redemption provisions with respect thereto in a manner adverse to the Holder thereof, (iv) alter the conversion provisions with respect to any Debenture in a manner adverse to the Holder thereof, (v) waive a default in the payment of the principal of or premium or interest on any Debenture, (vi) make any changes that could alter the rights of Holders to waive defaults or Events of Default, or to receive payment of the Debentures, (vii) modify the subordination provisions of the Indenture in a manner adverse to the Holders, or (viii) make any Debenture payable in money other than that stated in the Debenture.

  The Company and the Trustee may amend or supplement the Indenture or the Debentures without notice to or consent of any Holder in certain events, such as to comply with the certain conversion adjustment, liquidation, and merger provisions described in the Indenture, to provide for uncertificated Debentures in addition to or in place of certificated Debentures, to cure any ambiguity, defect, or inconsistency, or to make any other change that does not adversely affect the rights of the Holders, to comply with the provisions of the Trust Indenture Act, or to appoint a successor Trustee.

SATISFACTION AND DISCHARGE

  The Company may terminate all of its obligations under the Indenture, other than its obligation to pay the principal of and interest on the Debentures and certain other obligations (including its obligation to deliver shares of Common Stock upon conversion of the Debentures), at any time, by depositing with the Trustee or a paying agent other than the Company, money or non-callable U.S. Government Obligations sufficient to pay the principal of and interest on the Debentures then outstanding to maturity.

MERGERS AND CONSOLIDATIONS

  Subject to the right of the Holders to require the Company to purchase the Debentures in the event of a Change in Control, the Company may consolidate or merge with or into any other corporation, and the Company may transfer its property and assets substantially as an entirety to any other person, provided
(i) either the Company is the resulting or surviving corporation, or the successor corporation is a domestic corporation and the successor expressly assumes, by supplemental indenture executed and delivered to the Trustee, payment of the principal of and interest on the Debentures and performance and observance of every covenant of the Indenture, and (ii) immediately before and immediately after giving effect to such transaction, no default or Event of Default shall have occurred and be continuing. Thereafter, all obligations of the Company under the Indenture and the Debentures will terminate.

CONCERNING THE TRUSTEE

   Bankers Trust Company will be the Trustee under the Indenture.

  The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined) and there exists a default with respect to the Debentures, it must eliminate such conflict or resign.

  The Holders of a majority in principal amount of all outstanding Debentures will have the right to direct the time, method, and place of conducting any proceeding for exercising any remedy or power available to the Trustee, provided that such direction does not conflict with any rule of law or with the Indenture, is not unduly prejudicial to the rights of another Holder or the Trustee, and does not involve the Trustee in personal liability.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated and Morgan Stanley & Co. Incorporated (the "Underwriters"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the respective principal amounts of Debentures set forth opposite its name below. In the Purchase Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Debentures offered hereby if any of such Debentures are purchased.

                                                                    PRINCIPAL
                                                                    AMOUNT OF
           UNDERWRITER                                              DEBENTURES
           -----------                                             ------------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated.......................................
      Alex. Brown & Sons Incorporated.............................
      Morgan Stanley & Co. Incorporated...........................
                                                                   ------------
           Total.................................................. $250,000,000
                                                                   ============

  The Underwriters have advised the Company that they propose to offer the Debentures to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of    % of the principal amount thereof. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of    % of the
principal amount thereof to certain other dealers. After the offering contemplated hereby, the offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of $37.5 million principal amount of the Debentures at the public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of the Debentures offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the principal amount of Debentures to be purchased by it shown in the above table is of the $250 million principal amount of Debentures initially offered hereby. If purchased, the Underwriters will offer such additional Debentures on the same terms as those on which the $250 million principal amount of Debentures are being offered.

  Until the distribution of the Debentures is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members (if any) to bid for and purchase the Debentures and the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Debentures or the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debentures or the Common Stock.

  If the Underwriters create a short position in the Debentures in connection with the offering, i.e., if they sell a greater principal amount of Debentures than is set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Debentures in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debentures. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In connection with this offering, the Underwriters or their respective affiliates and selling group members (if any) who are qualified market makers on Nasdaq may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed (or a related security) to engage in limited market making transactions during the period when Regulation M under the Exchange Act would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed (or such related security).

  The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act.

  The Company has agreed that it will not sell or otherwise dispose of any Common Stock without the prior written consent of the Underwriters for a period of 120 days from the date of this Prospectus, except that the Company may, without such consent, (i) issue shares upon the exercise of options granted pursuant to the Company's stock option plans, or upon exercise or conversion of other outstanding options, warrants, or convertible debt, and
(ii) issue up to an aggregate of one million shares pursuant to potential acquisitions and shelf registration statements.

  Charles A. Lewis, Vice Chairman--Investment Banking of Merrill Lynch & Co., Penny A. Sebring, and their family beneficially own 961,467 shares of Common Stock, and have an economic interest in an additional 112,106 shares of Common Stock pursuant to their ownership of a beneficial interest in BC Midwest Trust.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Debentures offered hereby are being passed upon for the Company by Bell, Boyd & Lloyd, Chicago, Illinois. Attorneys in that firm own an aggregate of approximately 2,700 shares of Common Stock. Mayer, Brown & Platt, Chicago, Illinois, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the Debentures offered hereby.

                                    EXPERTS

  The financial statements of the Company at December 25, 1994, at December 31, 1995 and for the fiscal years ended December 26, 1993, December 25, 1994, and December 31, 1995 and the related financial statement schedule included in or incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon also included in or incorporated by reference in this Prospectus, and are included in or incorporated by reference herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents and information heretofore filed by the Company with the Commission are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995, which was filed with the Commission on March 4, 1996.

     (2) The Company's Current Report on Form 8-K dated April 10, 1996, which was filed with the Commission on April 11, 1996.

     (3) The Company's Quarterly Report on Form 10-Q for the quarterly period ended April 21, 1996, which was filed with the Commission on June 1, 1996.

     (4) The Company's Current Report on Form 8-K dated June 17, 1996, which was filed with the Commission on July 2, 1996, as amended by the Company's Current Report on Form 8-K/A, which was filed with the Commission on September 3, 1996.

     (5) The Company's Quarterly Report on Form 10-Q for the quarterly period ended July 14, 1996, which was filed with the Commission on August 26, 1996.

     (6) The Company's Quarterly Report on Form 10-Q for the quarterly period ended October 6, 1996, which was filed with the Commission on November 20, 1996.

     (7) The Company's Current Report on Form 8-K dated January 31, 1997, which was filed with the Commission on February 5, 1997.

     (8) The description of the Company's capital stock set forth under the caption "Description of Capital Stock" in the Company's prospectus constituting a part of the Company's registration statement on Form S-1 (Reg. No. 33-69256), which description is incorporated by reference in the Company's registration statement on Form 8-A dated November 4, 1993 for the registration of the Common Stock under Section 12(g) of the Exchange Act.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debentures offered hereby (except to the extent specified therein or in rules or regulations of the Commission) shall be deemed to be incorporated in this Prospectus by reference and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, at the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference other than exhibits to such documents. Requests for such copies should be directed to Boston Chicken, Inc., 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado, 80401-4086,
Attention: Investor Relations Department (telephone: 303-278-9500).

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants..................................  F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets at December 25, 1994 and December 31, 1995..  F-3
  Consolidated Income Statements for the fiscal years ended December 26,
   1993, December 25, 1994, and December 31, 1995.........................  F-4
  Consolidated Statement of Stockholders' Equity for the fiscal years ended December 26, 1993, December 25, 1994, and December 31, 1995......  F-5
  Consolidated Statement of Cash Flows for the fiscal years ended December
   26, 1993,
   December 25, 1994, and December 31, 1995...............................  F-6
  Notes to Audited Consolidated Financial Statements......................  F-7
  Consolidated Balance Sheets at December 31, 1995 and October 6, 1996
   (unaudited)............................................................ F-19
  Consolidated Income Statements for the quarter and three quarters ended
   October 1, 1995 and October 6, 1996 (unaudited)........................ F-20
  Consolidated Statements of Cash Flows for the three quarters ended
   October 1, 1995 and for the three quarters ended October 6, 1996
   (unaudited)............................................................ F-21
  Notes to Unaudited Consolidated Financial Statements.................... F-22

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Boston Chicken, Inc.:

  We have audited the accompanying consolidated balance sheets of Boston Chicken, Inc. (a Delaware corporation) and subsidiary as of December 25, 1994 and December 31, 1995, and the related consolidated income statements, statements of stockholders' equity and cash flows for the fiscal years ended December 26, 1993, December 25, 1994, and December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Chicken, Inc. and subsidiary as of December 25, 1994 and December 31, 1995, and the results of their operations and their cash flows for the fiscal years ended December 26, 1993, December 25, 1994, and December 31, 1995 in conformity with generally accepted accounting principles.

Denver, Colorado
February 28, 1996

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      DECEMBER 25, DECEMBER 31,
                                                          1994         1995
                                                      ------------ ------------
                       ASSETS
Current Assets:
  Cash and cash equivalents..........................   $ 25,304    $  310,436
  Accounts receivable, net...........................      6,540        13,445
  Due from affiliates................................      6,462         9,614
  Notes receivable...................................     16,906         5,462
  Prepaid expenses and other current assets..........      2,282         1,536
  Deferred income taxes..............................      1,835         3,322
                                                        --------    ----------
    Total current assets.............................     59,329       343,815
Property and Equipment, net..........................    163,314       258,550
Notes Receivable.....................................    185,594       450,572
Deferred Financing Costs, net........................      8,346        15,745
Other Assets, net....................................     10,399         5,195
                                                        --------    ----------
    Total assets.....................................   $426,982    $1,073,877
                                                        ========    ==========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...................................   $ 15,188    $   12,292
  Accrued expenses...................................      6,587         9,095
  Deferred franchise revenue.........................      5,505         8,945
                                                        --------    ----------
    Total current liabilities........................     27,280        30,332
Deferred Franchise Revenue...........................      5,815         2,072
Convertible Subordinated Debt........................    130,000       129,872
Liquid Yield Option Notes............................        --        177,306
Other Noncurrent Liabilities.........................      1,061           833
Deferred Income Taxes................................      3,011        16,631
Commitments and Contingencies
Stockholders' Equity:
  Preferred Stock--$.01 par value; authorized
   20,000,000 shares; no shares issued and
   outstanding.......................................        --            --
  Common Stock--$.01 par value; authorized
   100,000,000 shares; issued and outstanding:
   44,700,010 shares in 1994 and 59,129,301 in 1995..        447           591
  Additional paid-in capital.........................    252,298       675,611
  Retained earnings..................................      7,070        40,629
                                                        --------    ----------
                                                         259,815       716,831
                                                        --------    ----------
    Total liabilities and stockholders' equity.......   $426,982    $1,073,877
                                                        ========    ==========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

                         CONSOLIDATED INCOME STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   FISCAL YEARS ENDED
                                         --------------------------------------
                                         DECEMBER 26, DECEMBER 25, DECEMBER 31,
                                             1993         1994         1995
                                         ------------ ------------ ------------
                                                                    (53 WEEKS)
Revenue:
  Royalties and franchise related fees..   $12,681      $55,235      $107,913
  Company-operated stores...............    29,849       40,916        51,566
                                           -------      -------      --------
    Total revenue.......................    42,530       96,151       159,479
  Costs and Expenses:
  Cost of products sold.................    11,287       15,876        19,737
  Salaries and benefits.................    15,437       22,637        31,137
  General and administrative............    13,879       27,930        41,367
  Provision for relocation..............       --         5,097           --
                                           -------      -------      --------
    Total costs and expenses............    40,603       71,540        92,241
                                           -------      -------      --------
Income from Operations..................     1,927       24,611        67,238
Other Expense:
  Interest expense, net.................      (440)      (4,235)      (13,179)
  Other income, net.....................       160           74           314
                                           -------      -------      --------
    Total other expense.................      (280)      (4,161)      (12,865)
                                           -------      -------      --------
Income Before Income Taxes..............     1,647       20,450        54,373
Income Taxes............................       --         4,277        20,814
                                           -------      -------      --------
Net Income..............................   $ 1,647      $16,173      $ 33,559
                                           =======      =======      ========
Net Income Per Common and Equivalent
 Share..................................   $  0.06      $  0.38      $   0.66
                                           =======      =======      ========
Weighted Average Number of Common and
 Equivalent Shares Outstanding..........    32,667       42,861        50,972
                                           =======      =======      ========


The accompanying notes to the consolidated financial statements are an integral part of these statements.

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                   FISCAL YEARS ENDED
                                         --------------------------------------
                                         DECEMBER 26, DECEMBER 25, DECEMBER 31,
                                             1993         1994         1995
                                         ------------ ------------ ------------
COMMON STOCK
  Balance at beginning of year..........   $    224     $    347     $    447
  Issuance of common stock..............        113           85          125
  Conversion of convertible debt into
   common stock.........................         10          --             1
  Conversion of liquid yield option
   notes into common stock..............        --           --             1
  Issuance of common stock in connection
   with acquisitions....................        --            11           12
  Exercise of stock options.............        --             4            5
                                           --------     --------     --------
  Balance at end of year................   $    347     $    447     $    591
                                           ========     ========     ========
ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of year..........   $ 27,563     $103,662     $252,298
  Issuance of common stock, net of
   offering cost of $1,108 in 1993,
   $1,475 in 1994, and $13,851 in 1995..     65,931      124,905      383,784
  Conversion of convertible debt into
   common stock.........................     10,062          --           127
  Conversion of liquid yield option
   notes into common stock..............        --           --         3,232
  Issuance of common stock in connection
   with acquisitions....................        --        19,920       30,675
  Exercise of stock options, including
   income tax benefit of $3,102 in 1994
   and $4,049 in 1995...................        106        3,811        5,495
                                           --------     --------     --------
  Balance at end of year................   $103,662     $252,298     $675,611
                                           ========     ========     ========
RETAINED EARNINGS (DEFICIT)
  Balance at beginning of year..........   $(10,750)    $ (9,103)    $  7,070
  Net income............................      1,647       16,173       33,559
                                           --------     --------     --------
  Balance at end of year................   $ (9,103)    $  7,070     $ 40,629
                                           ========     ========     ========


The accompanying notes to the consolidated financial statements are an integral part of these statements.

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    FISCAL YEARS ENDED
                                          --------------------------------------
                                          DECEMBER 26, DECEMBER 25, DECEMBER 31,
                                              1993         1994         1995
                                          ------------ ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................    $  1,647    $  16,173    $  33,559
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
 Depreciation and amortization..........       1,970        6,074       11,442
 Interest on liquid yield option notes..         --           --         8,075
 Deferred income taxes..................         --         4,277       12,133
 Loss (gain) on disposal of assets......        (150)        (368)         231
 Changes in assets and liabilities:
 Accounts receivable and due from
  affiliates............................      (4,343)      (7,800)     (10,057)
 Accounts payable and accrued expenses..       6,247       13,724        3,661
 Deferred franchise revenue.............       3,236        5,926         (303)
 Other assets and liabilities...........        (561)      (2,088)      (3,265)
                                            --------    ---------    ---------
 Net cash provided by operating
  activities............................       8,046       35,918       55,476
                                            --------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment......     (49,151)    (163,622)    (145,756)
Proceeds from the sale of assets........       6,161       62,342       80,910
Acquisition of other assets.............      (1,093)     (12,790)      (9,788)
Issuance of notes receivable............     (45,690)    (225,282)    (661,033)
Repayment of notes receivable...........         747       68,498      407,499
                                            --------    ---------    ---------
 Net cash used in investing activities..     (89,026)    (270,854)    (328,168)
                                            --------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock..      66,150      125,703      385,360
Proceeds from issuance of convertible
 subordinated debt......................       9,658      130,000          --
Proceeds from issuance of liquid yield
 option notes...........................         --           --       172,464
Borrowings under credit facility........      32,275       96,130      229,240
Repayments under credit facility........     (32,275)     (96,130)    (229,240)
                                            --------    ---------    ---------
 Net cash provided by financing
  activities............................      75,808      255,703      557,824
                                            --------    ---------    ---------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      (5,172)      20,767      285,132
 Cash and Cash Equivalents, beginning of
  year..................................       9,709        4,537       25,304
                                            --------    ---------    ---------
 Cash and Cash Equivalents, end of year.    $  4,537    $  25,304    $ 310,436
                                            ========    =========    =========
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid...........................    $    226    $   3,395    $   7,195
                                            ========    =========    =========
Income taxes paid.......................    $    --     $     --     $   3,299
                                            ========    =========    =========
NON CASH TRANSACTIONS:
Tax benefit of stock option exercise....    $    --     $   3,102    $   4,049
                                            ========    =========    =========
Conversion of convertible subordinated
 notes, liquid yield option notes and
 accrued interest into common stock.....    $ 10,072    $     --     $   3,361
                                            ========    =========    =========
Issuance of common stock for assets.....    $    --     $  19,931    $  30,687
                                            ========    =========    =========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

              NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  Boston Chicken, Inc. and subsidiary (the "Company") franchise and operate food service stores under the name "Boston Market" that specialize in fresh, convenient meals featuring home style entrees, freshly prepared vegetables, salads, and other side dishes. At December 31, 1995, there were 829 stores systemwide in the United States, consisting of 826 franchise stores and three Company-operated stores. In 1993, 1994, and 1995, in connection with its practice of opening new stores to seed development in targeted markets, the Company sold 13, 54 and 91 Company-operated stores, respectively, to area developers or franchisees of the Company. Pursuant to the provisions of its franchise agreements, the Company is obligated to allow franchisees to utilize the Company's trademarks, copyrights, recipes, operating procedures, and other elements of the Boston Market system in the operation of franchised Boston Market stores.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

 Fiscal Year

  The Company's fiscal year is the 52/53-week period ending on the last Sunday in December. The first quarter consists of four periods and each of the remaining three quarters consists of three periods, with the first, second, and third quarters ending 16 weeks, 28 weeks, and 40 weeks, respectively, into the fiscal year. Fiscal years 1993 and 1994 each contained 52 weeks, or thirteen four-week periods. Fiscal year 1995 contained 53 weeks.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of cash on hand and on deposit, and highly liquid instruments purchased with maturities of three months or less.

 Inventories

  Inventories, which are classified in prepaid expenses and other current assets, are stated at the lower of cost (first-in, first-out) or market and consist of food, paper products, and supplies.

 Property and Equipment

  Property and equipment is stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization has been calculated using the straight-line method. The following represent the useful lives over which the assets are depreciated and amortized:

       Buildings and improvements................................... 15-30 years
       Leasehold improvements.......................................    15 years
       Furniture, fixtures, equipment, and computer software........   6-8 years
       Pre-opening costs............................................      1 year

  Property and equipment additions include acquisitions of property and equipment, costs incurred in the development and construction of new stores, major improvements to existing stores, and costs incurred in the development and purchase of computer software. Pre-opening costs consist primarily of salaries and other direct

                      BOSTON CHICKEN, INC. AND SUBSIDIARY
expenses relating to the set-up, initial stocking, training, and general management activities incurred prior to the opening of new stores.

  Expenditures for maintenance and repairs are charged to expense as incurred. Development costs for franchised stores are expensed when the store opens.

 Deferred Financing Costs

  Deferred financing costs are amortized over the period of the related financing, which ranges from two to twenty years.

 Revenue Recognition

  Revenue from Company-operated stores is recognized in the period for which related food and beverage products are sold. Royalties are recognized in the same period related franchise store revenue is generated. Revenue derived from initial franchise fees and area development fees is recognized when the franchise store opens. Interest, real estate services, and software maintenance fees are recognized as earned. Lease income is recognized over the life of the lease on a straight-line basis. Software license income is recognized as the software is placed in service. The components of royalties and franchise-related fees are as follows (in thousands of dollars):

                                                     DEC. 26, DEC. 25, DEC. 31,
                                                       1993     1994     1995
                                                     -------- -------- --------
   Royalties........................................ $ 5,464  $17,421  $ 34,841
   Initial franchise and area development fees......   5,230   13,057    13,712
   Interest income from area developer financing
    (See Note 9)....................................   1,130   11,632    33,251
   Lease and real estate services income............     253    5,361    17,939
   Software fees....................................     --     6,480     7,723
   Other............................................     604    1,284       447
                                                     -------  -------  --------
       Total royalties and franchise-related fees... $12,681  $55,235  $107,913
                                                     =======  =======  ========

 Per Share Data

  Net income per common share is computed by dividing net income, adjusted in 1993 for interest related to the conversion of 7% convertible subordinated notes, by the weighted average number of common shares and dilutive common stock equivalent shares outstanding during the year.

  Common and equivalent shares include any common stock, options, and warrants issued within one year prior to the effective date of the Company's initial public offering at a price or exercise price less than the initial public offering price. These have been included as common stock equivalents outstanding, reduced by the number of shares of common stock which could be purchased with the proceeds from the assumed exercise of the options and warrants, including tax benefits assumed to be realized.

 Employee Benefit Plan

  The Company has a 401(k) plan to which the Company makes no contribution.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

                      BOSTON CHICKEN, INC. AND SUBSIDIARY
disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

  Certain reclassifications have been made to 1994 amounts to conform with the 1995 presentation.

3. SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT DATA

  Accounts receivable are net of an allowance for doubtful accounts of $246,000 at December 25, 1994 and $486,000 at December 31, 1995.

                                                  DEC. 25, 1994 DEC. 31, 1995
                                                  ------------- -------------
     Property and equipment consists of (in
      thousands of dollars):
       Land......................................   $ 64,123      $106,244
       Buildings.................................     36,365        73,487
       Leasehold improvements....................     10,670        19,448
       Furniture, fixtures, equipment, and
        computer software........................     45,579        64,338
       Development in progress...................      9,543         5,170
       Pre-opening costs.........................      1,450           163
                                                    --------      --------
                                                     167,730       268,850
       Less: Accumulated depreciation and
        amortization.............................     (4,416)      (10,300)
                                                    --------      --------
         Total property and equipment, net.......   $163,314      $258,550
                                                    ========      ========

  Included in land, building, and leasehold improvements are $78.9 million and $174.8 million of assets leased to others at December 25, 1994 and December 31, 1995, respectively.

                                                   DEC. 25, 1994 DEC. 31, 1995
                                                   ------------- -------------
     Accrued expenses consist of (in thousands of
      dollars):
       Accrued payroll and fringe benefits.......     $1,661        $1,556
       Accrued interest..........................      2,549         2,538
       Accrued other.............................      2,377         5,001
                                                      ------        ------
         Total accrued expenses..................     $6,587        $9,095
                                                      ======        ======

                                                FISCAL YEARS ENDED
                                     -----------------------------------------
                                     DEC. 26, 1993 DEC. 25, 1994 DEC. 31, 1995
                                     ------------- ------------- -------------
Interest expense, net consists of
 (in thousands of dollars):
  Interest income...................     $ 200        $ 1,592      $  2,173
  Interest expense..................      (640)        (5,827)      (15,352)
                                         -----        -------      --------
    Interest expense, net...........     $(440)       $(4,235)     $(13,179)
                                         =====        =======      ========

  Included in General and Administrative Expense is a provision for loss on store closings and dispositions of $832,841 in 1993.

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

 Cash and Cash Equivalents

  The carrying value approximates fair value due to the length of maturity of the investments.

 Notes Receivable

  The estimated fair value of the Company's notes receivable, including the conversion option (See Note 9), are based on the discounted value of the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings.

 Debt

  The fair value of the Company's debt instruments are based on prices as quoted on the Nasdaq SmallCap Market as reported by the Wall Street Journal (Western Edition).

  The estimated fair values of the Company's financial instruments at December 31, 1995 are as follows (in thousands of dollars):

                                                      CARRYING AMOUNT FAIR VALUE
                                                      --------------- ----------
       Cash and Cash Equivalents.....................    $310,436      $310,436
       Notes Receivable..............................     456,034       456,034
       Convertible Subordinated Debt.................     129,872       154,872
       Liquid Yield Option Notes.....................     177,306       228,148

5. DEBT

  The Company has entered into an unsecured revolving credit agreement providing for borrowings of up to $94.0 million through June 30, 1997. Borrowings under the agreement may be either floating rate loans with interest at the bank's reference rate or eurodollar loans with interest at the eurodollar rate, plus an applicable margin. In addition, a commitment fee of
 .25% of the average daily unused portion of the loan is required. The agreement contains covenants, among others, restricting other borrowings, prohibiting cash dividends, and requiring the Company to maintain interest coverage and cash flow ratios and a minimum net worth. As of December 31, 1995, no borrowings were outstanding under the credit agreement.

  In February 1994, the Company issued $130.0 million of 4 1/2% convertible subordinated debentures due February 1, 2004. Interest is payable semi-annually on February 1 and August 1 of each year. The debentures are convertible at any time prior to maturity into shares of common stock at a conversion rate of $27.969 per share, subject to adjustment under certain conditions. Beginning February 1, 1996, the debentures may be redeemed at the option of the Company, provided that through February 1, 1997, the debentures cannot be redeemed unless the closing price of the common stock equals or exceeds $39.16 per share for at least 20 out of 30 consecutive trading days. The debentures are redeemable initially at 103.6% of their principal amount and at declining prices thereafter, plus accrued interest. In 1995, $128,000 of convertible subordinated debentures were converted into 4,576 shares of common stock.

  In June 1995, the Company completed the sale of $828.0 million aggregate principal amount at maturity of Liquid Yield Option Notes due June 1, 2015 ("LYONs") for which the Company received gross proceeds of

                      BOSTON CHICKEN, INC. AND SUBSIDIARY
approximately $172.5 million. The LYONs are zero-coupon subordinated notes which were sold at an issue price of $208.29 per $1,000 principal amount due at maturity, representing an 8% yield. Each LYON is convertible at the option of the holder at any time on or prior to maturity into 8.532 shares of common stock of the Company. In the event the holder exercises the option to convert, the holder will not receive any payment for the accrued original issue discount. The Company will purchase the LYONs at the option of the holder as of June 1, 2000, June 1, 2005 and June 1, 2010, for a purchase price per LYON of $308.32, $456.39, and $675.57, respectively. The Company may elect to pay the purchase price in cash or common stock or a combination thereof. Commencing on June 1, 2000, the LYONs are redeemable at the option of the Company for cash, at a price equal to the original issue price plus accrued original issue discount through the redemption date. In 1995, $3.2 million of LYONs were converted into 127,980 shares of common stock.

6. INCOME TAXES

  The primary components that comprise the deferred tax assets and liabilities at December 25, 1994 and December 31, 1995 are as follows (in thousands of dollars):

                                                     DEC. 25, 1994 DEC. 31, 1995
                                                     ------------- -------------
   Deferred tax assets:
     Accounts payable and accrued expenses..........    $   794      $    841
     Deferred franchise revenue.....................      3,469         3,495
     Other noncurrent liabilities...................        262           181
     Net operating losses...........................     11,639           --
     Alternative minimum tax credit.................        --            827
     Other..........................................        173           651
                                                        -------      --------
       Total deferred tax assets....................     16,337         5,995
   Deferred tax liabilities:
     Property and equipment.........................    (17,047)      (18,340)
     Other assets...................................       (466)         (964)
                                                        -------      --------
       Total deferred tax liabilities...............    (17,513)      (19,304)
                                                        -------      --------
       Net deferred tax liability...................    $(1,176)     $(13,309)
                                                        =======      ========

  Income taxes consist of the following (in thousands of dollars):

                                                          FISCAL YEARS ENDED
                                                      --------------------------
                                                      DEC. 26, DEC. 25, DEC. 31,
                                                        1993     1994     1995
                                                      -------- -------- --------
Current:
  Federal............................................   $--     $  --   $ 7,784
  State..............................................    --        --       897
                                                        ----    ------  -------
                                                         --        --     8,681
Deferred:
  Federal............................................    --      3,614   10,743
  State..............................................    --        663    1,390
                                                        ----    ------  -------
                                                         --      4,277   12,133
                                                        ----    ------  -------
                                                        $--     $4,277  $20,814
                                                        ====    ======  =======

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

  For the years ended December 25, 1994 and December 31, 1995, the Company recognized income tax benefits of $3,102,000 and $4,049,000, respectively, pertaining to the exercise of stock options, which are reflected in additional paid-in capital.

  The difference between the Company's actual tax provision and the tax provision by applying the statutory Federal income tax rate is attributable to the following (in thousands of dollars):

                                                         FISCAL YEARS ENDED
                                                     ---------------------------
                                                     DEC. 26, DEC. 25,  DEC. 31,
                                                       1993     1994      1995
                                                     -------- --------  --------
   Income tax expense at statutory rate.............  $ 560   $ 6,953   $19,031
   State taxes, net of Federal benefit..............     66       818     1,740
   Other............................................    --         26        43
   Change in valuation allowance....................   (626)   (3,520)      --
                                                      -----   -------   -------
   Provision for income taxes.......................  $ --    $ 4,277   $20,814
                                                      =====   =======   =======

7. NATIONAL AND LOCAL ADVERTISING FUNDS

  The Company administers a National Advertising Fund to which Company-operated stores and franchisees make contributions based on individual franchise agreements (2% of base revenue). Collected amounts are spent primarily on developing marketing and advertising materials for use systemwide. Such amounts are not segregated from the cash resources of the Company, but the National Advertising Fund is accounted for separately and not included in the financial statements of the Company.

  The Company maintains Local Advertising Funds that provide comprehensive advertising and sales promotion support (primarily television and radio media time) for the Boston Market stores in particular markets. Periodic contributions are made by both Company-operated and franchise stores (currently generally 4% of base revenue). The Company disburses funds and accounts for all transactions related to such Local Advertising Funds. Such amounts are not segregated from the cash resources of the Company, but are accounted for separately and are not included in the financial statements of the Company.

  The National Advertising Fund had an accumulated deficit at December 25, 1994 and December 31, 1995, which was funded by an advance from the Company. Such advances are reflected in Due from Affiliates.

8. COMMITMENTS AND CONTINGENCIES

  In 1994, the Company entered into a $75.0 million master lease facility for store equipment, the majority of which is subleased to area developers. The master lease is accounted for as an operating lease, bears interest at LIBOR plus an applicable margin, expires in 1996, and contains two one-year renewal options, a purchase option, and a sale option. The sublease to area developers contains substantially the same terms as the master lease. If the Company elects to sell the equipment to a third party, it will be obligated for no more than $43.9 million of the lease balance at the end of the base term, which amount will be reduced by a portion of the proceeds received on the sale of the equipment. The Company has provided a $12.1 million letter of credit to add to the collateral available under the master lease facility. The letter of credit is secured by certain property of the Company. As of December 31, 1995, the Company had utilized the entire amount available under the facility.

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

  In 1995, the Company entered into a second $75.0 million master lease agreement for store equipment which is also subleased to area developers. Each lease under this master lease is also accounted for as an operating lease, bears interest at LIBOR plus an applicable margin, expires at various dates through 1997, and contains a one-year renewal option, purchase option and a sale option. The 1995 master lease agreement contains a cross default provision with the Company's revolving credit agreement (See Note 5). The subleases to area developers contain substantially the same terms as the lease. If the Company elects to sell the equipment to a third party, it will be obligated for no more than $39.2 million of the lease balance at the end of the base term, which amount will be reduced by a portion of the proceeds received on the sale of the equipment. As of December 31, 1995, the Company had utilized approximately $73.8 million of the facility.

  Through December 31, 1995, certain area developers sold to BC Equity Funding, L.L.C. ("BCEF") an aggregate of $55.0 million of 10% cumulative preferred equity, redeemable by the area developers at a premium initially equal to 10% of the initial issue price, to be increased by 2% each year up to a maximum of 20% of the initial issue price plus accrued dividends (the "Redemption Price"). The Company has agreed that upon the occurrence of certain events and subject to limitations, it will purchase the preferred equity from the holders at the Redemption Price, for cash or common stock, at the option of the Company.

  The Company leases sites for Company-operated stores. Lease terms are generally five years, with two or three five-year renewal options. Most of the leases contain escalation clauses and common area maintenance charges.

  The Company also purchases or leases sites, improvements, and equipment which it then leases, subleases, or assigns to an area developer or franchisee. The leases, subleases, and assignment terms to area developers and franchisees are negotiated at arms length on commercially reasonable terms. The Company is contingently liable for all lease costs, including common area maintenance charges. In addition, the Company has guaranteed the lease payments of certain area developers and franchisees. In connection with certain of these lease guarantees, the Company has provided a $2 million letter of credit.

  The following is a schedule of future minimum rental payments which are required under operating leases that have initial or remaining noncancellable lease terms in excess of one year, sublease proceeds, rental payment guarantees and assignments, and rental receipts due under leases on property and equipment owned by the Company as of December 31, 1995 (in thousands of dollars):

                                                      RENTAL        MINIMUM
                                             NET      PAYMENT   RENTAL RECEIPTS
                         MINIMUM           MINIMUM  GUARANTEES  ON PROPERTY AND
                          RENTAL  SUBLEASE  RENTAL      AND     EQUIPMENT OWNED
                         PAYMENTS PROCEEDS PAYMENTS ASSIGNMENTS BY THE COMPANY
                         -------- -------- -------- ----------- ---------------
   1996................. $ 36,098 $ 36,328   $--      $ 9,952      $ 17,174
   1997.................   50,352   58,155    --        9,530        17,253
   1998.................    5,839    5,823     16       8,350        17,263
   1999.................    5,544    5,566    --        7,283        17,573
   2000.................    4,975    5,002    --        6,797        18,283
   Later Years..........   18,903   18,293    610      35,990       113,028
                         -------- --------   ----     -------      --------
                         $121,711 $129,167   $626     $77,902      $200,574
                         ======== ========   ====     =======      ========

  The net rental expense under operating leases was $1,681,000, $3,242,000, and $4,495,000 for fiscal years 1993, 1994, and 1995, respectively.

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

  The Company has entered into an agreement with a poultry supplier relating to the production of two chicken processing facilities. The agreement expires in 2001, and contains two two-year and one one-year renewal options. The Company has also agreed to purchase a minimum of $34.3 million of turkeys from this supplier in 1996.

  The Company has become subject to various lawsuits, claims, and other legal matters in the course of conducting its business, including its business as a franchisor. The Company believes that the outcome of such lawsuits, claims, and other legal matters will not have a material impact on the Company's consolidated financial position or results of operations.

9. AREA DEVELOPER AND OTHER FINANCING

 Area Developer Financing

  The Company currently offers secured debt financing to certain area developers to partially finance store development and working capital needs. Only developers which are developing a significant portion of an area of dominant influence ("ADI") or metropolitan area of a major city and which meet all of the Company's requirements are eligible for such financing. Certain of these financing arrangements permit the Company to obtain an equity interest in the developer at a predetermined price after a moratorium (generally two years from execution or subsequent amendment of the loan) on conversion of the loan into equity. The maximum loan amount is generally established to give the Company majority ownership of the developer upon conversion (or option exercise, as described further below) provided the Company exercises its right to participate in any intervening financing of the developer.

  Area developer financing generally requires the developer to expend at least 75% of its contributed capital toward developing stores prior to drawing on its revolving loan, with advances permitted during a two- or three-year draw period (or additional draw period in the event of a loan amendment) in a pre-determined maximum amount, generally equal to two to four times the amount of the area developer's contributed capital. Upon expiration of the draw period, the loan converts to an amortizing term loan payable over four to five years in periodic installments, sometimes with a final balloon payment. The Company may extend the draw and repayment periods, subject to the area developer purchasing additional development rights, investing additional contributed capital, or in connection with other amendments to the loan agreement. Interest is set at 1% over the applicable "reference rate" of Bank of America Illinois as established from time to time and is payable each period. The loan is secured by a pledge of substantially all of the assets of the area developer and any franchisee under its area development agreement and generally by a pledge of the equity interests of the owners of the developer.

  (A) LOAN CONVERSION OPTION

  For loans with a conversion option, the Company may convert all or any portion of the loan amount after a moratorium period (generally two years from execution or subsequent amendment of the loan) or at any time after default of the loan and generally up to the later of full repayment of the loan or a specified date in the agreement, into equity in the area developer at the conversion price set forth in the loan agreement, generally at a 12% to 15% premium over the per unit equity price paid by the investors in the area developer for their equity investment made concurrently with the execution of the loan agreement or subsequent amendments thereto. To the extent such loan is not fully drawn or has been drawn and repaid, the Company has a corresponding option to acquire, at the loan conversion price, the amount of additional equity it could have acquired by conversion of the loan, had the loan been fully drawn.

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

  There can be no assurance that the Company will exercise its future rights to acquire an equity interest in any area developer to which it provides financing or that such exercise will result in a majority interest in the area developer.

  (B) COMMITMENTS TO EXTEND AREA DEVELOPER FINANCING

  The following table summarizes credit commitments for area developer financing (in thousands of dollars, except number of area developers):

                                                              DEC. 25, DEC. 31,
                                                                1994     1995
                                                              -------- --------
     Number of area developers receiving financing...........       13       17
     Loan commitments........................................ $332,531 $614,094
     Unused loans............................................  131,265  202,676
                                                              -------- --------
     Loans outstanding (included in Notes Receivable)........ $201,266 $411,418
                                                              ======== ========
     Allowance for loan losses............................... $    --  $    --
                                                              ======== ========

  (C) CREDIT RISK AND ALLOWANCE FOR LOAN LOSSES

  The allowance for loan losses is maintained at a level that in management's judgment is adequate to provide for estimated possible loan losses. The amount of the allowance is based on management's review of each area developer's use of loan proceeds, adherence to its store development schedule, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions, and other factors which management deems relevant at the time. Based upon this review and analysis, no allowance was required as of December 25, 1994 and December 31, 1995.

 Other Financings

  In 1995, the Company entered into a secured loan agreement with Einstein Bros. Bagels, Inc. ("Einstein Bros."), providing $80.0 million of convertible debt financing to Einstein Bros. The maximum loan amount is established to give the Company majority ownership of Einstein Bros. upon conversion (or option exercise, as described further below) provided the Company exercises its rights to participate in any intervening financing of Einstein Bros. The Company may satisfy its funding obligations under the loan agreement in cash or registered shares of common stock. The loan agreement provides for a three-year draw period, subsequent to which the loan converts to an amortizing term loan payable over five years in periodic installments with a final balloon payment. Interest is at 1% over the applicable "reference rate" of Bank of America Illinois as established from time to time and is payable currently. The loan is secured by a pledge of substantially all of the assets of Einstein Bros. The Company may convert all or any portion of the loan amount at its election (at any time after the earlier of April 1, 1996 or default of the loan and up to the later of full repayment of the loan or October 2003) into equity in Einstein Bros. at a conversion price that is set at an 8.5% premium over the per unit equity price paid by the initial investors in Einstein Bros. for their equity investment made concurrently with the execution of the loan agreement. To the extent the loan is not fully drawn or has been drawn and repaid, the Company has a corresponding option to acquire at the loan conversion price the amount of additional equity it could have acquired by conversion of the loan had the loan been fully drawn. There can be no assurance that the Company will exercise its future right to acquire an equity interest in Einstein Bros. or that such exercise will result in a majority interest in Einstein Bros. As of December 31, 1995, $40.0 million was outstanding. In February 1996, the Company increased the amount available under the secured loan to $120.0 million and extended to Einstein Bros. a $25.0 million bridge loan. The Company has determined that no allowance for a loan loss is required for this loan based on its review of factors similar to those reviewed in connection with area developer loans.

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

  The principal maturities on the aforementioned receivables are as follows (in thousands of dollars):

       1996............................................................ $  5,400
       1997............................................................    7,495
       1998............................................................   29,208
       1999............................................................   41,147
       2000............................................................   44,602
       Thereafter......................................................  323,566
                                                                        --------
                                                                        $451,418
                                                                        ========

10. STOCKHOLDERS' EQUITY

  In 1993, the Company sold to BC Midwest L.P. 4,476,660 shares of common stock receiving net proceeds of approximately $9.6 million (See Note 11).

  In November 1993, the Company completed an initial public offering of 4,120,000 shares of its common stock and a private placement of 1,800,000 shares of common stock to executive officers of the Company receiving net proceeds of approximately $54.0 million.

  In August 1994, the Company completed the public sale of 6,900,000 shares of its common stock receiving net proceeds of approximately $120.0 million.

  In November 1994, the Company sold to BC Midwest L.P. 1,542,852 shares of common stock receiving net proceeds of approximately $4.5 million.

  In December 1995, the Company completed the public sale of 10,350,000 shares of its common stock receiving net proceeds of approximately $342.0 million.

  As of December 31, 1995, the Company has 24,179,943 shares of common stock reserved for issuance upon exercise of stock options and conversion of convertible subordinated debentures and LYONs.

 Stock Option Plans

  The Company has two employee stock option plans (the "Employee Plans") under which options to purchase up to 12,240,000 shares of common stock may be granted. Under the terms of the Employee Plans, the Company may annually grant options to certain employees and officers of, and consultants to, the Company. The option price is equal to the fair market value of the stock on the date of the grant and each option has a term of ten years. The options generally vest at a rate of 10% at the end of the first year, an additional 20% at the end of the second year, an additional 30% at the end of the third year, with the balance vesting at the end of the fourth year from the date of the grant.

  The Company also maintains a stock option plan for non-employee directors (the "Directors Plan") under which options to purchase up to 360,000 shares of common stock may be granted. Under the terms of the Directors Plan, the Company automatically grants to directors who are not officers or employees of the Company options to purchase shares having a fair market value of $200,000 (previously $50,000) at the date of grant, each time they are elected or re-elected as a director of the Company. The option price is equal to the fair market value of the stock on the date of grant and each option generally has a term of ten years. The options are exercisable at the end of one year of service from the date of grant.

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

  Activity under the option plans is as follows:

                                                                   OPTION PRICE
                                                         SHARES      PER SHARE
                                                        ---------  -------------
Outstanding as of December 27, 1992.................... 4,392,140  $ 1.46-$ 2.08
  Granted.............................................. 2,981,184    3.34-  6.00
  Exercised............................................   (72,622)   1.46-  1.67
  Canceled.............................................  (602,678)   1.46-  5.50
                                                        ---------  -------------
Outstanding as of December 26, 1993.................... 6,698,024    1.46-  6.00
  Granted.............................................. 2,362,133   14.88- 21.25
  Exercised............................................  (384,905)   1.46-  5.50
  Canceled.............................................  (534,831)   1.46- 20.63
                                                        ---------  -------------
Outstanding as of December 25, 1994.................... 8,140,421    1.46- 21.25
  Granted.............................................. 1,141,955   15.06- 35.00
  Exercised............................................  (539,899)   1.46- 20.63
  Canceled.............................................   (74,212)   4.17- 24.75
                                                        ---------  -------------
Outstanding as of December 31, 1995.................... 8,668,265  $ 1.46-$35.00
                                                        =========  =============
Exercisable as of December 31, 1995.................... 2,693,143  $ 1.46-$21.00
                                                        =========  =============

11. RELATED-PARTY TRANSACTIONS

  The Company has entered into secured loan and area development agreements with certain area developers in which certain directors and certain current and former officers of the Company and members of their families have a direct or indirect equity interest. The Company has received from these entitites in 1993, 1994, and 1995, approximately $6.6 million, $30.9 million, and $46.0 million, respectively, in development, franchise, royalty, software license, software maintenance, accounting, and other miscellaneous fees, rent, and interest on their loans with the Company. In addition, these entities have paid approximately $3.5 million, $11.3 million, and $20.0 million in national and local advertising contributions during the same periods. The Company has also sold to certain of these entities Boston Market stores, inventory, equipment and other miscellaneous assets, including reimbursement of the Company's general and administrative costs and expenses of operating the stores, for which it received approximately $5.0 million, $47.1 million, and $14.6 million in 1993, 1994, and 1995, respectively. The Company believes that the terms of these agreements are as favorable to the Company as those with other area developers of the Company.

  The Company has paid to one of these area developers $146,000 in 1994 and $100,000 in 1995 for various services.

  Certain officers and directors of the Company have an equity interest in Einstein Bros. For the Company's 1995 fiscal year, Einstein Bros. paid to the Company approximately $1.2 million for the purchase of furniture, equipment, and other miscellaneous assets and approximately $3.0 million in software license, software maintenance, real estate, financial advisory, accounting fees, and interest on its loan with the Company.

  The Company maintains an employment agreement with a former officer and director of the Company which provides for annual payments of approximately $200,000 through 1996, the total amount of which has been provided for in these financial statements.

  Two directors/officers of the Company control BC Midwest Trust, successor to the interests previously held by BC Midwest L.P.

                      BOSTON CHICKEN, INC. AND SUBSIDIARY

  Certain officers and directors of the Company are officers and minority investors in BCEF having invested $6.7 million of an aggregate of $60.0 million. The Company has been engaged by BCEF to be its manager for which it received a fee of $375,000 in 1995. The Company has no equity interest in BCEF.

  During 1993, the Company's chief executive officer received from the Company $107,066 as reimbursement for payments he made to Bowana Aviation, Inc. ("Bowana") for the Company's use of an aircraft owned by Bowana. During 1994 and 1995, the Company paid $527,744 and $661,960, respectively, to Bowana for the use of aircrafts. The Company's chief executive officer and a relative own Bowana. The Company believes that the amounts charged are at rates comparable to those charged by third parties.

12. RELOCATION

  In September 1994, the Company consolidated its four Chicago-based support center facilities into a single facility and relocated to Golden, Colorado. The cost of the relocation, including moving personnel and facilities, severance payments and the write-off of vacated leasehold improvements was $5.1 million.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                       DECEMBER 31, OCTOBER 6,
                                                           1995        1996
                                                       ------------ -----------
                                                                    (UNAUDITED)
                        ASSETS
Current Assets:
  Cash and cash equivalents...........................  $  310,436  $   59,358
  Accounts receivable, net............................      13,445      18,907
  Due from affiliates.................................       9,614      10,462
  Notes receivable....................................       5,462         --
  Prepaid expenses and other current assets...........       1,536       2,680
  Deferred income taxes...............................       3,322       8,534
                                                        ----------  ----------
    Total current assets..............................     343,815      99,941
  Property and Equipment, net.........................     258,550     358,567
  Notes Receivable....................................     450,572     710,111
  Deferred Financing Costs, net.......................      15,745      20,504
  Excess of Purchase Price Over Fair Value of Net As-
   sets Acquired, net.................................         --      180,468
  Other Assets, net...................................       5,195      53,179
                                                        ----------  ----------
    Total assets......................................  $1,073,877  $1,422,770
                                                        ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable....................................  $   12,292  $   10,218
  Accrued expenses....................................       9,095      28,584
  Deferred franchise revenue..........................       8,945      11,290
                                                        ----------  ----------
    Total current liabilities.........................      30,332      50,092
Deferred Franchise Revenue............................       2,072       7,608
Revolving Credit Facility.............................         --        1,200
Liquid Yield Option Notes.............................     177,306     179,373
Convertible Subordinated Debt.........................     129,872     129,862
Deferred Income Taxes.................................      16,631      35,958
Other Noncurrent Liabilities..........................         833       7,258
Minority Interest.....................................         --       99,090
Commitments and Contingencies
Stockholders' Equity:
  Preferred stock--$.01 par value; authorized
   20,000,000 shares; no shares issued and
   outstanding........................................         --          --
  Common stock--$.01 par value; authorized 100,000,000
   shares; issued and outstanding: 59,129,301 in 1995
   and 63,902,895 in 1996.............................         591         640
  Additional paid-in capital..........................     675,611     822,195
  Retained earnings...................................      40,629      89,494
                                                        ----------  ----------
                                                           716,831     912,329
                                                        ----------  ----------
    Total liabilities and stockholders' equity........  $1,073,877  $1,422,770
                                                        ==========  ==========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                         QUARTER ENDED     THREE QUARTERS ENDED
                                     --------------------- ---------------------
                                     OCTOBER 1, OCTOBER 6, OCTOBER 1, OCTOBER 6,
                                        1995       1996       1995       1996
                                     ---------- ---------- ---------- ----------
Revenue:
  Royalties and franchise-related
   fees............................   $26,566    $45,646    $73,163    $130,816
  Company-operated stores..........    12,105     28,664     40,415      55,402
                                      -------    -------    -------    --------
    Total revenue..................    38,671     74,310    113,578     186,218
Cost and Expenses:
  Cost of products sold............     4,510     10,567     15,111      20,515
  Salaries and benefits............     6,930     12,862     22,958      29,699
  General and administrative.......     8,350     31,368     28,689      58,084
                                      -------    -------    -------    --------
    Total cost and expenses........    19,790     54,797     66,758     108,298
                                      -------    -------    -------    --------
Income from Operations.............    18,881     19,513     46,820      77,920
Other Income (Expense):
  Interest expense, net............    (4,593)    (3,803)    (9,090)    (10,138)
  Gain on sale of subsidiary's
   stock...........................       --      14,778        --       14,778
  Other income (expense), net......       (56)         4        (22)        316
                                      -------    -------    -------    --------
    Total other income (expense)...    (4,649)    10,979     (9,112)      4,956
                                      -------    -------    -------    --------
Income Before Income Taxes and
 Minority Interest.................    14,232     30,492     37,708      82,876
Income Taxes.......................     5,418     11,194     14,358      30,992
Minority Interest in (Earnings) of
 Subsidiary........................       --      (1,998)       --       (3,019)
                                      -------    -------    -------    --------
Net Income.........................   $ 8,814    $17,300    $23,350    $ 48,865
                                      =======    =======    =======    ========
Net Income Per Common and
 Equivalent Share..................   $  0.17    $  0.26    $  0.47    $   0.74
                                      =======    =======    =======    ========
Weighted Average Number of Common
 and Equivalent Shares Outstanding.    50,863     67,416     49,695      66,091
                                      =======    =======    =======    ========


The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                        THREE QUARTERS ENDED
                                                       -----------------------
                                                       OCTOBER 1,  OCTOBER 6,
                                                          1995        1996
                                                       ----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...........................................  $  23,350   $    48,865
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization......................      8,380        15,559
  Interest on liquid yield option notes..............      4,637        10,542
  (Gain) loss on sale of subsidiary's stock..........        --        (14,778)
  Deferred income taxes..............................     11,094       (21,843)
  Minority interest..................................        --          3,019
  Loss (gain) on disposal of assets..................        306          (160)
  Changes in assets and liabilities, excluding
   effects from acquisitions:
    Accounts receivable and due from affiliates......     (5,120)       (3,877)
    Accounts payable and accrued expenses............     (3,837)        7,776
    Deferred franchise revenue.......................       (411)        2,713
    Other assets and liabilities.....................       (982)        1,175
                                                       ---------   -----------
      Net cash provided by operating activities......     37,417        48,991
                                                       ---------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment...................    (99,519)      (92,351)
Proceeds from the sale of assets.....................     47,171        58,996
Increase in deferred financing costs and other
 assets..............................................     (9,454)      (10,247)
Issuance of notes receivable.........................   (376,008)   (1,013,570)
Repayments of notes receivable.......................    207,175       630,064
                                                       ---------   -----------
      Net cash used in investing activities..........   (230,635)     (427,108)
                                                       ---------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock...............     36,610       110,833
Proceeds from issuance of subsidiary's common stock..        --         59,902
Proceeds from issuance of liquid yield option notes..    172,464           --
Proceeds from revolving credit facilities............    165,815        32,660
Repayments of revolving credit facilities............   (165,815)      (76,356)
                                                       ---------   -----------
      Net cash provided by financing activities......    209,074       127,039
                                                       ---------   -----------
Net Increase (Decrease) in Cash and Cash Equivalents.     15,856      (251,078)
Cash and Cash Equivalents, beginning of period.......     25,304       310,436
                                                       ---------   -----------
Cash and Cash Equivalents, end of period.............  $  41,160   $    59,358
                                                       =========   ===========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The consolidated financial statements have been prepared by Boston Chicken, Inc. (the "Company") and are unaudited except for the consolidated balance sheet at December 31, 1995. The financial statements have been prepared in accordance with the instructions for Form 10-Q and, therefore, do not necessarily include all information and footnotes required by generally accepted accounting principles. In the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company's consolidated financial position, results of operations and cash flows as of October 6, 1996 and for all periods presented have been made. The statements are subject to year-end audit adjustment. A description of the Company's accounting policies and other financial information is included in the audited consolidated financial statements as filed with the Securities and Exchange Commission in the Company's Form 10-K for the year ended December 31, 1995. The consolidated results of operations for the quarter and three quarters ended October 6, 1996 are not necessarily indicative of the results expected for the full year.

2. ACQUISITIONS

  During the three quarters ended October 6, 1996, the Company converted its $120.0 million loan into common stock of Einstein/Noah Bagel Corp. ("ENBC") and subsequently invested an additional $31.6 million in ENBC common stock, resulting in a current ownership interest of approximately 58% of the outstanding shares of common stock of ENBC. The Company also paid $21.6 million in common stock and notes to acquire the equity interests of certain investors in Mid-Atlantic Restaurant Systems L.P. ("Mid-Atlantic"), its Boston Market area developer in Philadelphia. As part of this transaction, the Company assumed $38.5 million in liabilities owed to third parties, including funded debt of $27.0 million. The transaction resulted in the Company obtaining a 93% equity interest in Mid-Atlantic. Subsequent to the Company's acquisition of Mid-Atlantic, Mid-Atlantic acquired Boston Market stores for a purchase price of $16.9 million, including the assumption of $1.1 million in liabilities owed to third parties. These transactions have been accounted for as purchases, and, accordingly, the purchase prices were allocated to assets and liabilities based upon an evaluation of their fair values at the date of the transactions, resulting in goodwill of $182.2 million which is being amortized over a 35-year life. The Company will evaluate adjustments to the goodwill balance or useful life based upon future events and circumstances, which could include, but are not limited to, a change in business strategy or change in current and long-term projected operating performance. If factors indicate that the assets should be evaluated for possible impairment, the Company will use an estimate of such assets' undiscounted projected cash flows in measuring whether the assets are impaired. In such circumstances, the excess of the net carrying value of the assets over their fair value would be deemed impaired, and consequently, charged to earnings.

  The following represents the unaudited pro forma results of operations through October 6, 1996, as if the aforementioned transactions had occurred at the beginning of the Company's fiscal year (in thousands of dollars, except per share data):

       Revenue......................................................... $247,485
       Net income...................................................... $ 35,633
       Net income per share............................................ $   0.54

  This pro forma information is not indicative of the results of operations that actually would have been obtained if the transactions had occurred at the beginning of the Company's fiscal year. The pro forma information is not intended to be a projection of future results.

3. AREA DEVELOPER FINANCING

  The Company currently offers convertible and non-convertible secured debt financing to certain Boston Market area developers to partially finance store development and working capital needs. Only developers which

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES
are developing a significant portion of an area of dominant influence or metropolitan area of a major city and which meet all of the Company's requirements are eligible for such financing. Area developer financing generally requires the developer to expend at least 75% of its contributed capital prior to drawing on its revolving loan, with advances permitted during a two- or three-year draw period (or additional draw period in the event of a loan amendment) in a pre-determined maximum amount, equal to two to four times the amount of the area developer's contributed capital. Upon expiration of the draw period, the loan converts to an amortizing term loan payable over four to five years in periodic installments, sometimes with a final balloon payment. The Company may extend the draw and repayment periods, subject to the area developer purchasing additional development rights, contributing additional capital, or in connection with other amendments to the loan agreement. Interest is set at 1% over the applicable reference rate of Bank of America Illinois as established from time to time and is payable each period. The loan is secured by a pledge of substantially all of the assets of the area developer and generally by a pledge of the equity interests of the owners of the developer.

  ENBC offers secured debt financing to its area developers to partially finance store development and working capital needs on terms similar to those offered by the Company to Boston Market area developers.

  (A) LOAN CONVERSION OPTION

  The Company may convert all or any portion of the convertible loan amount after a moratorium period (generally two years from execution or subsequent amendment of the loan) and generally after the area developer has completed not less than 80% of its area development commitment (or in the event of certain defaults) and generally up to the later of full repayment of the loan or a specified date in the agreement, into equity in the area developer at the conversion price set forth in the loan agreement, generally at a 12% to 15% premium over the per unit price paid by the investors in the area developer for their equity investment made concurrently with the execution of the loan agreement or subsequent amendments thereto. The maximum loan amount is established to give the Company majority ownership of the developer upon conversion, provided the Company exercises its right to participate in any intervening financing of the developer. To the extent such loan is not fully drawn or has been drawn and repaid, the Company has a corresponding option to acquire, at the loan conversion price, the amount of additional equity it could have acquired by conversion of the loan, had the loan been fully drawn.

  ENBC's loan agreements with its area developers contain conversion and option features similar to the Company's loan agreements with its Boston Market area developers.

  There can be no assurance that the Company or ENBC will exercise future rights to convert their loans to area developers into, or acquire an equity interest in any area developer to which they provide financing or that such exercise or acquisition would result in a majority interest in the area developer.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  (B) COMMITMENTS TO EXTEND AREA DEVELOPER FINANCING

  The following table summarizes credit commitments and outstanding balances set forth on the Company's balance sheets for area developer financing of Boston Market area developers as of both December 31, 1995 and October 6, 1996 and ENBC area developers as of October 6, 1996 (in thousands of dollars, except number of area developers):

                                                        DECEMBER 31, OCTOBER 6,
                                                            1995        1996
                                                        ------------ ----------
Boston Market:
  Number of area developers receiving financing........         15          14
  Loan commitments.....................................  $ 614,094   $ 761,415
  Unused revolving loans...............................   (202,676)   (170,692)
                                                         ---------   ---------
  Loans outstanding (included in Notes Receivable).....  $ 411,418   $ 590,723
                                                         =========   =========
ENBC:
  Number of area developers receiving financing........        --           10
  Loan commitments.....................................  $     --    $ 210,800
  Unused revolving loans...............................        --     (110,070)
                                                         ---------   ---------
  Loans outstanding (included in Notes Receivable).....  $     --    $ 100,730
                                                         =========   =========

  (C) CREDIT RISK AND ALLOWANCE FOR LOAN LOSSES

  The allowance for Boston Market and ENBC financed area developers' loan losses is maintained at a level that in management's judgment is adequate to provide for estimated possible loan losses. The amount of the allowance is based on managements review of use of loan proceeds, adherence to store development schedules, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions, and other factors which management deems relevant at the time. Based upon this review and analysis, no allowance for loan losses was required as of December 31, 1995 and October 6, 1996.

  The following table sets forth certain aggregate financial information as of the dates indicated provided by Boston Market and ENBC financed area developers (excluding Mid-Atlantic which is now consolidated in the Company's financial statements), even though such loans made by ENBC pre-date its consolidation in the Company's financial statements (in thousands, except number of financed area developers and store data):

                                           DECEMBER 26, DECEMBER 25, DECEMBER 31,
                                               1993         1994         1995
                                           ------------ ------------ ------------
Total number of financed area developers..         5            12           18
Total number of financed area developer
 stores open..............................        78           274          649
Total gross assets........................   $71,880      $237,833     $531,153
Total debt:
  To the Company or ENBC..................    43,794       163,971      379,556
  To third parties (including capital
   lease obligations).....................       --          3,068       14,606
Total stockholder/partner/member equity
 (deficit)................................    10,006         7,448       (6,083)

4. DEBT

  The Company and ENBC each have a revolving bank credit facility which together aggregate $109.5 million. The Company's facility provides for borrowings of up to $64.5 million through June 30, 1997 and ENBC's facility provides for borrowings up to $45.0 million through April 30, 1998. Borrowings under the Company's

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES
facility may be either floating rate loans with interest at the bank's reference rate or eurodollar rate loans plus an applicable margin. Borrowings under ENBC's facility may be either floating rate loans with interest at the bank's base rate plus .5% or eurodollar rate loans plus an applicable margin. In addition, a commitment fee applicable to each facility equal to .25% of the average daily unused portion of the loan is required. The credit facility agreements contain covenants, among others, restricting other borrowings, prohibiting cash dividends, and requiring the respective borrowers maintenance of interest coverage and cash flow ratios, minimum capital levels, and specified store level sales. ENBC's facility is collateralized by substantially all of its assets. As of October 6, 1996, no amount was outstanding under the Company's facility and $1.2 million was outstanding under ENBC's facility.

5. STOCK OPTIONS

  The Company accounts for its employee stock options in accordance with APB No. 25.

6. STOCKHOLDERS' EQUITY

  In August 1996, ENBC completed an initial public offering and other financings which in the aggregate raised net proceeds of $86.0 million, including an investment by the Company of $31.6 million. Prior to these transactions, the Company held approximately a 70% interest in ENBC and subsequent to these transactions, the Company held approximately a 58% interest in ENBC. The transactions resulted in a pretax gain of approximately $14.8 million. Deferred income taxes have been provided for on the gain.

7. ROYALTIES AND FRANCHISE-RELATED FEES

  Royalties and franchise-related fees for the Company and ENBC (from the date of the Company's conversion of its loan into ENBC common stock) are comprised of the following (in thousands of dollars):

                                  QUARTER ENDED               THREE QUARTERS ENDED
                         ------------------------------- -------------------------------
                         OCTOBER 1, 1995 OCTOBER 6, 1996 OCTOBER 1, 1995 OCTOBER 6, 1996
                         --------------- --------------- --------------- ---------------
Royalties...............     $ 8,756         $14,159         $24,165        $ 40,519
Initial franchise and
 area developer fees....       3,013           5,978           9,079          13,255
Interest income.........       8,678          15,522          22,044          47,421
Real estate, lease, and
 related services in-
 come...................       4,352           7,000          12,338          20,255
Software fees...........       1,713           2,858           5,454           9,238
Other...................          54             129              83             128
                             -------         -------         -------        --------
                             $26,566         $45,646         $73,163        $130,816
                             =======         =======         =======        ========

8. COMMITMENTS

  Through October 6, 1996, twelve Boston Market area developers sold to BC Equity Funding, L.L.C. an aggregate of $56.7 million of 10% cumulative preferred equity, redeemable at any time by the area developers at a premium initially equal to 10% of the initial issue price, to be increased 2% each year up to a maximum of 20% of the initial issue price plus accrued dividends (the "Redemption Price"). The Company has agreed that in the event its conversion and option rights under its secured loan agreement with the area developers have expired unexercised (see Note 3) and the Company does not consent to an initial public offering of the area developer, the Company will purchase the preferred equity from the holders at the Redemption Price.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  In December 1995, Bagel Store Development Funding, L.L.C. ("Bagel Funding") was formed to invest in existing and proposed area developers of ENBC. Through October 6, 1996, Bagel Funding had raised $90.0 million (including an aggregate of $20.7 million in subscriptions receivable) and had invested a total of $51.9 million in ENBC area developers. ENBC is obligated to purchase Bagel Funding's equity interest in an area developer at a formula price in the event that the area developer fails to fulfill its obligation to redeem such interests at such price in any one of the following circumstances: (i) ENBC converts into or otherwise acquires a majority interest in the area developer;
(ii) ENBC does not consent to the area developer undertaking an initial public offering after ENBC's conversion and/or option rights under its loan agreement with the area developer have expired unexercised; or (iii) ENBC does not consent to the termination of the area developer's area development and franchise agreements with ENBC after ENBC's conversion and/or option rights under its loan agreement with the area developer have expired unexercised.

9. CONTINGENCIES

  The Company is subject to various lawsuits, claims, and other legal matters in the course of conducting its business, including its business as a franchisor. The Company believes that the outcome of such lawsuits, claims, and other legal matters will not have a material impact on the Company's consolidated financial position or results of operations.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE DEBENTURES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Prospectus Summary........................................................    3
Special Note Regarding Forward-Looking Statements.........................    8
Risk Factors..............................................................    8
Recent Developments.......................................................   11
The Company...............................................................   14
Use of Proceeds...........................................................   17
Price Range of Common Stock and Dividend Policy...........................   18
Capitalization............................................................   19
Selected Consolidated Financial and Store Data............................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Description of Debentures.................................................   29
Underwriting..............................................................   36
Legal Matters.............................................................   38
Experts...................................................................   38
Documents Incorporated by Reference.......................................   38
Index to Consolidated Financial Statements................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $250,000,000

                             [BOSTON MARKET LOGO]

                                   % CONVERTIBLE
                            SUBORDINATED DEBENTURES
                                    DUE 2004

                               ----------------

                                   PROSPECTUS

                               ----------------

                              MERRILL LYNCH & CO.
                               ALEX. BROWN & SONS
                                  INCORPORATED
                              MORGAN STANLEY & CO.
                                 INCORPORATED

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses to be borne by the Company in connection with the registration, issuance, and distribution of the securities being registered hereby. All amounts are estimates except the SEC registration fee, the NASD filing fee, and the Nasdaq fee.

      SEC Registration Fee............................................  $87,122
      NASD Filing Fee.................................................   29,250
      Nasdaq Fee......................................................    1,000
      Trustee's Fees and Expenses.....................................    5,000
      Legal Fees and Expenses.........................................  125,000
      Rating Agency Fees..............................................   50,000
      Accountants' Fees and Expenses..................................   50,000
      Printing and Engraving Expenses.................................  250,000
      Miscellaneous...................................................   27,628
                                                                       --------
          Total....................................................... $625,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law authorizes indemnification of directors, officers, employees, and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees, and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

  The Company's Certificate of Incorporation, a copy of which is Exhibit 4.1(a) hereto, provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. The Company maintains directors and officers insurance covering its executive officers and directors.

  The Company's Certificate of Incorporation eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company or its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director (a) breaches his or her duty of loyalty to the Company or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or stock repurchase, or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

  Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS.

  A list of the exhibits included or incorporated by reference as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits, and is hereby incorporated by reference herein.

ITEM 17. UNDERTAKINGS.

  (a) Not applicable.

  (b) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)-(g) Not applicable.

  (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (i)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of the prospectus filed by the Registrant pursuant to 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (j) Not applicable.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT, OR AMENDMENT THERETO, TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN GOLDEN, COLORADO ON MARCH 3, 1997.

                                          BOSTON CHICKEN, INC.

                                                     /s/ Scott A. Beck
                                          By: _________________________________
                                                       Scott A. Beck
                                             Chairman of the Board, President
                                                            and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

  Each person whose signature appears below hereby appoints Scott A. Beck and Mark W. Stephens, and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including post-effective amendments) to this registration statement necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate, and any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT, OR AMENDMENT THERETO, HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MARCH 3, 1997.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
           /s/ Scott A. Beck                Chairman of the Board, President, Chief
___________________________________________   Executive Officer and Director (Principal
               Scott A. Beck                  Executive Officer)
         /s/ Mark W. Stephens               Vice Chairman of the Board, Chief Financial
___________________________________________   Officer and Director (Principal Financial
             Mark W. Stephens                 Officer)
                                            Vice Chairman of the Board, President and
___________________________________________   Chief Executive Officer of Boston Market
             Laurence M. Zwain                and Director
         /s/ Mark R. Goldston               Vice Chairman of the Board and Director
___________________________________________
             Mark R. Goldston

                 SIGNATURE                                     TITLE
                 ---------                                     -----
           /s/ Mark A. Link                 Vice President-Financial Reporting
___________________________________________   (Principal Accounting Officer)
               Mark A. Link
                                            Director
___________________________________________
             Dean L. Buntrock
        /s/ Arnold C. Greenberg             Director
___________________________________________
            Arnold C. Greenberg
         /s/ J. Bruce Harreld               Director
___________________________________________
             J. Bruce Harreld
         /s/ M Howard Jacobson              Director
___________________________________________
             M Howard Jacobson
           /s/ Peer Pedersen                Director
___________________________________________
               Peer Pedersen

                                 EXHIBIT INDEX

 EXHIBIT                                                             SEQUENTIAL
 NUMBER                         EXHIBITS*                           PAGE NUMBER**
 -------                        ---------                           -------------
 1.1     Form of Purchase Agreement with respect to the
          Debentures.
 4.1(a)  Certificate of Incorporation of the Registrant, as
          amended (incorporated by reference to Exhibit 4.1 to
          the Registrant's Registration Statement on Form S-8
          (Reg. No. 33-71930)).
 4.1(b)  Certificate of Amendment to Certificate of
          Incorporation of the Registrant (incorporated by
          reference to Exhibit 3 to the Registrant's Quarterly
          Report on Form 10-Q for the quarter ended April 21,
          1996).
 4.2     Amended and Restated Bylaws of the Company
          (incorporated by reference to Exhibit 3.2 to the
          Registrant's Registration Statement of Form S-1 (Reg.
          No. 33-81001)).
 4.3     Indenture dated as of February 1, 1994 by and between
          the Registrant and Harris Trust and Savings Bank, as
          Trustee, which includes as Exhibit A the form of
          Debenture for the Registrant's 4 1/2% Convertible
          Subordinated Debentures Due 2004 (incorporated by
          reference to Exhibit 4.1 to the Registrant's 1993
          annual report on Form 10-K).
 4.4     Secured Revolving Credit Agreement dated as of
          December 9, 1996 among the Registrant, Bankers Trust
          Company, as Documentation Agent, Bank of America
          Illinois, as Agent, and the Lenders Named Therein.
 4.5     Facilities Agreement dated as of December 9, 1996
          among the Registrant, Bank of America Illinois, as
          Agent for Certain Lenders, and General Electric
          Capital Corporation.
 4.6     Concurrent Private Placement Agreement dated November
          8, 1993 (incorporated by reference to Exhibit 4.7 to
          the Registrant's Registration Statement on Form S-1
          (Reg. No. 33-73870)).
 4.7     Second Amended and Restated Piggyback Registration
          Agreement dated November 8, 1993 (incorporated by
          reference to Exhibit 4.8 to the Registrant's
          Registration Statement on Form S-1 (Reg. No. 33-73870)).
 4.8     Form of Certificate for Common Stock (incorporated by
          reference to Exhibit 4.7 to the Registrant's
          Registration Statement on Form S-1 (Reg. No. 33-69256)).
 4.9     Stock Purchase Agreements dated as of March 24, 1995
          by and between the Registrant and Einstein/Noah Bagel
          Corp. ("ENBC"), formerly known as Einstein Bros.
          Bagels, Inc., formerly known as Progressive Bagel
          Concepts, Inc. (incorporated by reference to Exhibit
          4.10 to the Registrant's 1994 annual report on Form
          10-K).
 4.10    Stock Purchase Agreement dated March 31, 1995 by and
          between the Registrant and ENBC (incorporated by
          reference to Exhibit 4.11 to the Registrant's
          Registration Statement on Form S-1 (Reg. No. 33-79280)).
 4.11    Registration Rights Agreements dated as of March 24,
          1995 between the Registrant and ENBC (incorporated by
          reference to Exhibit 4.11 to the Registrant's 1994
          annual report on Form 10-K).
 4.12    Registration Rights Agreement dated as of March 31,
          1995 by and between the Registrant and ENBC
          (incorporated by reference to Exhibit 4.13 to the
          Registrant's Registration Statement on Form S-1 (Reg.
          No. 33-79280)).
 4.13    Indenture dated as of June 1, 1995 by and between the
          Registrant and Chemical Bank, as Trustee, which
          includes as an Exhibit the form of LYON for the
          Registrant's Liquid Yield Option Notes due 2015
          (incorporated by reference to Exhibit 4.14 to the
          Registrant's Registration Statement on Form S-3 (Reg.
          No. 33-93872)).

--------
 * In the case of incorporation by reference to documents filed by the Company under the Securities Exchange Act of 1934, as amended, the Company's file number under that Act is 0-22802.
** Appears in manually signed copy only.

                                     Exh-1

 EXHIBIT                                                             SEQUENTIAL
 NUMBER                         EXHIBITS*                           PAGE NUMBER**
 -------                        ---------                           -------------
  4.14   Stock Purchase Agreement dated August 10, 1995 by and
          between the Registrant and ENBC (incorporated by
          reference to Exhibit 4.15 to the Registrant's
          Registration Statement on Form S-1 (Reg. No. 33-96230)).
  4.15   Registration Rights Agreement dated August 10, 1995 by
          and between the Registrant and ENBC (incorporated by
          reference to Exhibit 4.16 to the Registrant's
          Registration Statement on Form S-1 (Reg. No. 33-96230)).
  4.16   Warrant Purchase Agreement dated as of July 18, 1996
          by and between the Registrant and Market Partners,
          L.L.C. ("Market Partners"), including the form of
          Warrant (incorporated by reference to Exhibit 4.17 to
          the Registrant's Registration Statement on Form S-8
          (Reg. No. 333-15389)).
  4.17   Registration Rights Agreement dated as of September
          27, 1996 by and between the Registrant and Market
          Partners (incorporated by reference to Exhibit 4.18
          to the Registrant's Registration Statement on Form S-
          8 (Reg. No. 333-15389)).
  4.18   Warrant Certificate of the Registrant dated December
          12, 1996 issued to General Electric Capital
          Corporation.
  4.19   Registration Rights Agreement entered into as of
          December 12, 1996 by and between the Registrant and
          General Electric Capital Corporation.
  4.20   Form of Indenture, including the Form of the
          Debentures.
  5      Opinion of Bell, Boyd & Lloyd.
 12.1    Statement regarding Computation of Ratio of Earnings
          to Fixed Charges.
 23.1    Consent of Arthur Andersen LLP.
 23.2    Consent of Bell, Boyd & Lloyd (included in Exhibit 5).
 25.1    Statement of Eligibility and Qualification of Trustee
          on Form T-1.
 27      Financial Data Schedule (incorporated by reference to
          Exhibit 27 to the Registrant's Quarterly Report on
          Form 10-Q for the quarter ended October 6, 1996).

--------
  * In the case of incorporation by reference to documents filed by the Company under the Securities Exchange Act of 1934, as amended, the Company's file number under that Act is 0-22802.
 ** Appears in manually signed copy only.

                                     Exh-2